As Confidentially Submitted to the Securities and Exchange Commission on August 3, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MGO GLOBAL INC.

(Exact name of registrant as specified in its charter)

Delaware	5961	27-0989767
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1515 SE 17th Street, Suite 121/#460596

Fort Lauderdale, Florida 33345

Phone: 347-913-3316

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maximiliano Ojeda

Chief Executive Officer

1515 SE 17th Street, Suite 121/#460596

Fort Lauderdale, Florida 33345

Phone: 347-913-3316

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ross D. Carmel, Esq. Jeffrey P. Wofford, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, NY 10018 (212) 658-0458	Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation (FAST) Act, we are not required to file our financial information for each of the three months ended March 31, 2022 and 2021 in this draft confidential submission because we expect to file our financial information for the six months ended June 30, 2022 and 2021 in our registration statement when it is publicly filed. While the financial information for each of the three months ended March 31, 2022 and 2021 is otherwise required by Regulation S-X in this draft confidential submission, it is not expected to be required to be included in the Form S-1 filing at the time of the contemplated offering and therefore has been omitted from this draft confidential submission. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated [__], 2022

PRELIMINARY PROSPECTUS

MGO Global Inc.

[____] Shares of Common Stock

This is a firm commitment initial public offering of shares of common stock of MGO Global Inc., par value $0.00001 per share (“Common Stock”). Prior to this offering, there has been no public market for our Common Stock. We anticipate that the initial public offering price of our shares will be between $[____] and $[____].

We intend to apply to have our Common Stock listed on the Nasdaq Capital Market under the symbol “MGOL,” which listing is a condition to this offering.

We are an “emerging growth company” and a “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and have elected to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our Common Stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 22 for a discussion of certain risk factors that you should consider before investing in our Common Stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

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(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable to Boustead Securities, LLC, as representative of the underwriters, or the reimbursement of certain expenses of the underwriters. See “Underwriting” beginning on page [__] of this prospectus for additional information regarding underwriting compensation.

(2)	We estimate the total expenses payable by us, excluding the underwriting discount and non-accountable expense allowance, will be approximately $[___].

We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our shares of Common Stock to be offered by us pursuant to this offering (excluding shares of common stock subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions.

In addition to the underwriting discounts listed above and the non-accountable expense allowance described in the footnote, we have agreed to issue upon the closing of this offering to Boustead Securities, LLC, as representative of the underwriters, warrants that will expire on the third anniversary of the commencement date of sales in this initial public offering entitling the representative to purchase 7% of the number of shares of Common Stock sold in this offering. The registration statement of which this prospectus is a part also covers the underwriters’ warrants and the shares of Common Stock issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page [*].

The underwriters expect to deliver the shares to purchasers on or about [______], 2022.

Sole-Book Running Manager

Boustead Securities, LLC

The date of this prospectus is [___], 2022

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Through and including [*], 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

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•	all references to the “Company,” “MGO,” “MGO Global,” the “registrant,” “we,” “our” or “us” in this prospectus mean MGO Global Inc. and its subsidiaries;

•	assumes an initial public offering price of our Common Stock of $[*] per share, the midpoint of the estimated range of $[*] to $[*] per share;

•	“year” or “fiscal year” means the year ending December 31;

•	all dollar or $ references, when used in this prospectus, refer to United States dollars; and

•	our trademarks and tradenames referred to in this registration statement appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

Market Data

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors,” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Our Mission

MGO Global is intent on inspiring people worldwide to express their best, most authentic selves through our distinctive lifestyle brands; delivering superior financial performance and value creation through optimization of our shared services across our brand-building platform; and championing global green initiatives that promote a sustainable, circular economy within the global fashion industry.

Business Overview

Founded in October 2018 and headquartered in Florida with operations in New York and London, we are a performance-driven lifestyle brand portfolio company focused on strategically leveraging the fame, celebrity power and global social media influence of world class athletes, entertainers and other cultural icons to create fresh, modern and compelling product and apparel brands aligned with and inspired by the values, personal styles and aspirations of our valued brand partners.

Not new to building successful global lifestyle brands, our accomplished leadership team encompasses decades of experience in fashion design, brand development and management, sourcing and manufacturing, licensing, IT  protection, corporate finance, consumer engagement and experience, ecommerce and retail sales and marketing. Moreover, members of our leadership team have led prolific brand development initiatives for fashion industry titans that have included Tommy Hilfiger, Fila, Burberry, J Brand, Guess, Brooks Brothers and True Religion, among many others, collectively generating billions of dollars in retail sales across the globe over the past 30 years.

Anchored by our end-to-end, scalable brand development platform, coupled with our leadership’s track records of success and industry relationships and expertise, we signed a global licensing agreement in October 2018, which was later replaced by the Messi License, with legendary pro soccer player Lionel Messi, also known as Leo Messi, or Messi, to spearhead the creation of “The Messi Brand” – a premium line of functional and sporty casual wear, accessories and home décor that is inspired by the superstar’s persona and trend-setting fashion sense – both on and off the pitch. This license agreement was later terminated and replaced by another licensing agreement with similar terms which are described under “Business—The Messi License Agreement.” The resulting in-demand collections contain designs focused on being effortless and accessible to all, much like that of Messi’s personal style.

While The Messi Brand represents the first asset in our portfolio, our business model is underpinned by our intent to strategically expand our collection of lifestyle brands through industry collaborations, licensing, acquisitions and organic brand development.

Guided by our expertise and fueled by our passion to grow MGO Global into a major brand portfolio company and our brands into universally recognized symbols of excellence, we are committed to exceeding our partners’ and customers’ expectations by creating and delivering innovative, premium lifestyle clothing and products and earning lifetime fidelity to our brands through high touch customer engagement, service and attention.

Our Core Values

Since our inception, we have consciously fostered a corporate culture in which our core values are deeply ingrained in our identity and serve as a compass to guide our decision-making and business-building processes. Our core values are the source of our Company’s drive and distinctiveness, thoughtfully woven into our organizational fabric to influence how we think, work and act. These core values are:

•	Collaboration: we enthusiastically welcome and apply insight, experience, ideas and perspective gained from each other, our trusted business partners and our customers.

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•	Integrity: we honor our word which earns trust.

•	Accountability: we trust our experience and apply common sense when implementing and adhering to financially, socially and environmentally responsible policies and practices that positively impact our stakeholders, the communities where we live and work, and the world, at large.

•	Passion: demonstrate pride in our brands, in the quality of our products and in each other through our words and actions.

•	Diversity and Inclusion: embrace and celebrate individual uniqueness and respect diversity of views, ideas and cultures.

The Messi Brand

Born in Argentina, Leo Messi discovered his love and great aptitude for soccer as a young boy. At age eight, he was recruited to the youth soccer system of Newell’s Old Boys, a local sports club affiliated with the Argentine Football Association. Considerably smaller than most kids his age, Messi was eventually diagnosed with a hormone deficiency that compromised his growth, resulting in his suffering through a costly regimen of nightly growth hormone injections. When he was offered the opportunity to train at soccer powerhouse FC Barcelona’s youth academy and have his medical bills covered by the team, he did not hesitate to migrate to Spain to pursue his passion. Today, Messi is widely regarded as one of the sport’s greatest of all time.

Messi currently plays as a forward for France’s Paris Saint Germain team and captains the Argentina national team. Until joining the Paris Saint Germain club in 2021, he had spent his entire professional career with FC Barcelona, where he won a club-record 35 trophies, including 10 La Liga titles, seven Copa del Rey titles and four Union of European Football Associations (UEFA) Champions Leagues. His renowned skill on the field has led him to be universally recognized as one of the best soccer players in the world, earning him a record seven Ballon d’Or, an annual soccer award presented by French news magazine France Football; as well as six European Golden Shoes, an award that is presented each season to the leading goal scorer in the top division of a European national soccer league. Among many other records, awards and acclaim, Messi also won a gold medal at the Beijing 2008 Olympic Games when the Argentina National Team beat Nigeria.

In 2022, Messi claimed the top spot in Forbes’ 2022 annual ranking of the world’s highest-paid athletes (for the second time – the other was in 2019), surpassing $1 billion in career earnings. Earlier in his career, Messi was recognized as one of Time’s 100 most influential people in the world in 2011 and 2012. Recently commenting on the impact of Messi’s career impact on the sport of soccer, The New York Times reported in March 2022, “It is likely the last 15 years will come to be seen almost exclusively through the lens of Messi and Ronaldo (Cristiano Ronaldo). They have, after all, dominated this era of soccer, and so it is fitting, in many ways, that they should come to define it.”

Having overcome his childhood health and physical challenges, Messi is to many people more than just a great soccer player – he is an idol, a leader, even a hero. Beloved by millions of fans worldwide, Messi boasts a massive, passionate social media following comprised of 345.7 million on Instagram (ranked #4 overall for most followers); 105 million on Facebook (ranked #14 overall for most followers); 1.32 million subscribers on YouTube; and 7 million more on Weibo, China’s largest social media platform.

Demonstrating just how impactful the Messi name is on the fashion industry, when 150,000 Messi soccer shirts went on sale on Paris Saint-Germain’s website on the day his transfer from Barcelona to France was announced, the shirts sold out in just seven minutes, according to SportBible.com.

MGO Global’s chief goal for The Messi Brand is to extend and amplify Leo Messi’s values, vision and uncompromising sportsmanship that have distinguished him on the soccer field and seamlessly translate them to high quality apparel and products created or curated for discerning customers who love and respect the celebrated athlete.

Brand Design and Aesthetic

The Messi Brand design team is led by MGO co-founder and Chief Design Officer Virginia “Ginny” Hilfiger, who worked in close collaboration with Leo Messi to craft the fundamental design aesthetic that has continued to inform and inspire the development of each year’s casual, but elegant spring and fall collections. Two of the brand’s signature design elements, the color palette and the incorporation of “10” and “30,” are nods to Messi’s soccer teams – the color palette is largely composed of his teams’ colors, light blue, navy blue, white and red, the “10” is his jersey number both in Barcelona and the Argentinian national team, and the “30” is his jersey number for Paris Saint Germain.

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Each item released is carefully constructed with premium fabrics, and quality stitching and design techniques to create clothing that is as technically advanced as Messi’s style of play on the field. A key design imperative insisted on by Messi is to ensure quality, comfort and versatility always remain priorities for the brand.

More than ever, sustainability is dominating consumer priorities and the fashion agenda. We believe that one of the most important ways to reduce our environmental impact is to limit the extractive production of virgin raw materials and decrease textile waste. By offering our customers a conscious shopping choice with sustainable, affordable pieces that are designed to be aligned with our brand values while being on trend, The Messi Brand is committed to proactively supporting and promoting a much more circular, responsible economy. Moreover, we are thoughtfully choosing our supply chain partners to ensure that our core values are in sync with one another, and our combined sustainability initiatives serve as a force multiplier in aiding our industry to reduce textile waste worldwide.

The Messi Brand Collections

Current collections available in The Messi Store (www.themessistore.com) provide for a range of sporty menswear pieces from edgy graphic t-shirts and sweatshirts to well-cut quilted jackets and high-performance polos and pants. In addition, graphic t-shirts for women and kids are offered, along with plush bathrobes, graphic beach towels, rugs, posters and keychains. Currently, best-selling mainstays and limited editions, or capsule collections, available for purchase from The Messi Store website include:

•	Messi Collection: a wide selection of long-sleeved rugby and crew t-shirts, signature track jackets, hooded jackets, two-way zip knit jackets and mixed media funnel jackets. This collection also includes an innovative, lightweight vest in classic camo which utilizes SOLAR ball Technology, an innovative insulation technology that is an animal-friendly alternative to winter jackets made with duck or goose down feathers.

•	LM Tattoo II: a capsule collection comprised of a limited number of hoodies and polos accented with embroidered replicas of Messi’s flower and crown tattoos, as well as a hummingbird. In game play, Messi has been compared to a hummingbird, since Messi is smaller and faster, mesmerizing to watch, gentle on the pitch and graceful in action.

•	Messi Studio: available only for shipping in the U.S. and Canada, this capsule collection features the brand’s most bold, artsy and exclusive graphic t-shirt creations, each dropping in very limited quantities.

•	Messi Green: this capsule collection, which pronounces that “waste is a design error,” is responsibly made in Portugal using 100% deadstock (recycled) cotton, creating value for the waste generated along the production chain, reducing or eliminating waste and promoting the circular economy. This limited collection features sweatshirts, sweat pant French terry joggers and shorts, cargo sweat pant joggers, hoodies and t-shirts. All products in the Messi Green collection are marked with the stamp of eco-approval or feature a print of Vila Franca do Campo, one of the most iconic landscapes on the Azorean Island of Sao Miguel – home to thousands of endangered species and a symbolic reminder that few things on Earth are in infinite quantities.

•	Messi Signature Two Pocket Plaid Flannel Shirt: Messi’s preferred casual dress shirt.

•	Messi Signature Tech Flexweave Chino Pants: Messi’s preferred casual trouser, available in black and navy blue.

•	Messi Graphic Hoodies and T-Shirts: a line of classic graphic hoodies, sweatshirts and t-shirts featuring Messi silhouettes, logos and championship prints.

•	Messi Graphic T-Shirts for Kids: a line of Messi’s classic graphic t-shirts available in kids’ sizes.

•	Messi Graphic T-Shirts for Women: a diverse line of graphic t-shirts designed to fit and flatter Messi’s female soccer fans with most available in multiple colors.

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Market Opportunities

Total Addressable Market

In its 28 Dazzling Fashion Industry Statistics [2022] online article dated March 13, 2022, Zippia states that the global fashion industry was valued at $1.5 trillion in 2020 and accounts for two percent of the world’s GDP. Despite concerns that inflation would keep shoppers from spending their disposable income, consumer spending on clothing and footwear in the U.S. alone increased a seasonally adjusted 1.9 percent in April 2022 from the prior month to $505.4 billion, the U.S. Bureau of Economic Analysis (BEA) revealed in late May 2022 in its Personal Income and Outlays report.

Concurring, global management consulting firm McKinsey & Company reported in it’s the State of Fashion 2022 report that this year the fashion industry can return to growth as changing category landscapes, new digital frontiers and advances in sustainability continue to present opportunities. The report notes, “After nearly two years of disruption, the global fashion industry is once again finding its feet. Apparel brands are adapting to new consumer priorities, and digital is providing a nexus for growth… Overall, global fashion sales are on track to pick up momentum in 2022, as increasingly hopeful consumers unleash pent-up buying power, refreshing their wardrobes as social life begins to resume in many key markets around the world.”

From a demand perspective, Gen-Z and wealthier consumers from middle-income groups and upwards are predicted by McKinsey to demonstrate the strongest appetite for leisure spend in the United States with fashion being one of the top three categories on which they will seek to splurge or treat themselves. In China, there are strong prospects for growth in consumer spending power, where rising incomes will contribute to an anticipated increase of $10 trillion in consumption growth between 2021 and 2030. (Source: McKinsey & Company, Meet Your Future Asian Consumer, July 28, 2021.)

E-Commerce

Lower digital barriers to entry for all clothing brands offer the opportunity to market, sell and fulfill orders globally and automatically. As a result, worldwide revenue and revenue per user are projected to grow. In the U.S. alone, the apparel and accessory industries accounted for 29.5% of all ecommerce sales in 2021. (Source: Statista, Online Share of Total U.S. Retail Sales in 2021, by Product Category, March 8, 2022). In Europe, it is expected that by 2025, each consumer will spend nearly $1000 on fashion-related items over the course of the year. (Source: Statista, Retail E-Commerce ARPU in Europe, 2017-2025, May 20, 2021)

Sustainability

Consumers are increasingly aware of the impact their choices are making on the environment and seeking more sustainable alternatives. The debate over whether sustainable clothing is a passing fad or a crucial segment for fashion brands is pretty much over. The category has turned into a high-performance engine for online apparel sales – soaring 74% year over year in 2021, according to Signifyd eCommerce Pulse data. This compared to the increase in online sales of clothing other than sustainable apparel, which topped out at 25% last year.

Retail Landscape Realities

All lifestyle brands, whether accessible or prestige, have faced structural shifts in the retail landscape that have made it more challenging for them to succeed. Those challenges include:

•	Decline of Traditional Wholesale Channels: It is estimated by analysts at UBS that between 40,000 to 50,000 retail stores in the Unites States will close down over the next five years. UBS sees the most closures shaking out among clothing and accessories retailers, consumer electronics businesses and home furnishing chains, or about 23,500 cumulatively within these categories by 2026. (Source: CNBC, UBS Expects 50,000 Store Closures in the U.S. Over the Next 5 Years After Pandemic Pause, April 13, 2022)

•	Heightened Competition from Fast Fashion: The desire for newness has led to enormous competition in the apparel industry from fast fashion brands which can quickly manufacture and copy styles at lower prices than designer brands. The global fast fashion market is expected to grow from $91.23 billion in 2021 to $99.3 billion in 2022 and $133.43 billion in 2026. Source: The Business Research Company, Fast Fashion Global Market Report 202 – By Gender (Women's Wear, Men's Wear), By Age (Adults Wear, Teens Wear, Kids Wear, Other Ages), By Type (Pants, Coat, Skirt, Other Types) – Market Size, Trends, And Global Forecast 2022-2026

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•	Direct-to-Consumer, or DTC, as an Essential Channel for Every Brand: Given the growth in online and the challenges associated with traditional wholesale channels, brands are increasingly seeking DTC channels but often lack the financial or human capital to build them.

•	Larger, More Fractured Discovery Landscape: According to Publicis Sapient, 87% of shoppers today begin product searches online, meaning that younger customers are focused on direct search for brands they already know (Source: Publicis Sapient, “Shopper-First Retailing – The New Rules of Retail from the Actions, Voices and Eyes of Today’s Consumers”, 2018).

•	Growing Importance of Data: Data is critical to helping brands assess their product and efficiently acquire customers. Through traditional wholesale channels, brands receive very minimal data, and the data they do receive is often a season old.

Social Media

On July 7, 2022, Statista Research reported that as of April 2022, there were five billion Internet users worldwide, or 63% of the global population. Of this total, 4.65 billion were social media users. The use of the Internet and social media have changed consumer shopping behavior and the ways in which companies grow their apparel brands, presenting significant opportunities for organizations to directly connect with customers, lower costs, improve brand awareness, influence consumers’ attitudes, receive real-time feedback and increase sales. Drilling deeper, mobile channels have become the norm and are now embedded within consumers daily lives via the use of mobile tools, shopping apps, location-based services and mobile wallets - all impacting the consumer online shopping experience.

Competitive Landscape

Competition in the global lifestyle apparel industry is principally based on product quality, innovation, style, price, brand image, distribution model and definitive standards for customer experience and service. Generally speaking, our industry is intensely competitive, and many companies who may be perceived as our competitors have substantially greater financial, distribution and marketing resources, as well as greater brand awareness.

There are several sports celebrity-inspired lifestyle brands and brand collaborations with which we may directly compete for market share in the specific segments we serve, including several involving global soccer superstars, such as the likes of Christiano Ronaldo’s CR7, Memphis Depay’s MDC and Tiémoué Bakayoko’s Ètudes, among others.

Our Competitive Strengths

We believe that MGO Global stands to benefit from a number of competitive differentiators that serve to set our Company apart from other lifestyle brand portfolio companies. Chief among them are:

•	Proven, Premium Lifestyle Brand Builders Lead MGO. Our Company’s design and production team is led by 30-year industry veteran Ginny Hilfiger, younger sibling of Tommy Hilfiger, a globally renowned pioneer of classic American cool style. During her 15-year tenure as EVP of Design at Tommy Hilfiger’s namesake apparel brand, Ginny was the visionary behind Tommy Jeans, the women’s sportswear and junior lines, the H Hilfiger collection for Federated Department Stores and the successful brand collaboration between Tommy and supermodel Gigi Hadid – just to name a few key achievements. Following her run of successes at Tommy, she launched her own signature brand “Ginny H” before being recruited as Creative Director for FILA Global, charged with revamping FILA’s brand DNA globally. MGO’s C-suite also include Julian Groves, Chief Commercial Officer, who brings our Company over 25 years of experience in global brand strategy and expansion for lifestyle brands that have included J. Brand, True Religion, Guess and Burberry; and Chief Executive Officer Maximiliano Ojeda, an international business executive and entrepreneur who, along with Ginny Hilfiger, co-founded MGO and today guides and directs our global business operations and brand-building architecture.

•	Established Relationships with Many of the World’s Leading Apparel Manufacturers. Through our team’s collective experience and sphere of influence in the global apparel industry, we have knowledge of and direct relationships with many of the world’s best manufacturers of premium materials and finished apparel and accessories. Chosen based on desired design and production specifications of a particular product or collection, our global network of valued manufacturing partners is based in Bangladesh, Brazil, China, India, Latvia, Mexico, Peru, Portugal and Sri Lanka.

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•	Deep Connections with Our Loyal and Passionate Customers. Younger generations are embracing social media platforms and mobile apps, in particular, as a means for community building and discovery. This seamless exchange of community-based inspiration encourages like-minded consumers to purchase flattering and stylish clothing that allows for unapologetic self-expression that reflects their passions and values. With hundreds of millions of social media followers and fans worldwide who admire Leo Messi for his distinctive fashion sense and style – on and off the pitch, The Messi Brand has an established global audience of prospective customers that we can readily reach and inspire.

Data Driven, Low-Risk Merchandizing Model. We employ a data-driven approach to design, merchandizing and inventory planning and allocation to ensure we deliver products that meet and exceed our customers’ high expectations for quality, precision and style. We have excellent visibility into our customers’ preferences through their purchasing history and direct feedback, which we leverage to inform our purchasing decisions. Through our vertical sourcing model and global network of manufacturing partners, coupled with our in-house IT and marketing teams, we have the flexibility to respond quickly to prevailing sales trends and make adjustments to our current offerings, if or whenever necessary. We utilize a read and react testing approach with shallow initial buys and data-driven repurchasing decisions to iterate our new product offerings, thereby minimizing our inventory risks and optimizing our gross profit margins on sales.

Our Growth Strategies

The key elements of our growth strategy are centered on:

Growing The Messi Brand’s global customer base. With our differentiated brand and organic virality, strong funnel of new customers and our continued focus on collaborative partnerships and marketing efficiencies, we remain intent on growing the number of customers passionate about and loyal to The Messi Brand through our dynamic direct to consumer business model, which accounted for XX % of our net sales in 2021.Our broad digital ecosystem – from our engaging ecommerce website and mobile app to social media channels, allows us to better connect, engage, track and service our customers. This ecosystem also provides us with robust quantitative and qualitative customer data that we use to inform all aspects of our business operations – from product development to merchandising to marketing.

•	Launching New Categories and Offerings under The Messi Brand. Through in-house development by our talented design team or collaborations with other leading brands and notable designers, we intend to continue to expand The Messi Brand line of products to broaden and deepen our categories to potentially include capsule collections featuring men’s business wear, special occasion wear, designer denim wear, non-athletic footwear, more diversified home décor offerings and expanded clothing collections designed specifically for women and children, among others.

•	Driving Leverage in Operational Efficiency. We are focused on using our customer and market data to drive actionable insights and improve key aspects of our brand management platform’s operations. Moreover, we plan to further deepen customer relationships with personalization and customization through the development and launch of a Messi Store loyalty program. Through this program, we expect to tailor our marketing messages, promotions and product recommendations to each unique customer’s preferences with a goal of enhancing customer engagement and capturing greater spend.

•	Implement New Technologies. We will continue to enhance our ecommerce functionality with tools for product recommendations, enhanced payment options (e.g., buy now pay later), and improved returns processes to drive conversions and increase order value. We also believe there is an opportunity to further leverage artificial intelligence, machine learning and geo-fencing technologies to drive more efficient customer acquisition and retention marketing strategies.

•	Growing through Strategic Acquisitions and Brand Partnerships and Collaborations. Capitalizing on the platform infrastructure we’ve created to support the development, launch and success of The Messi Brand, we will actively look to identify and pursue new opportunities to vertically integrate other prolific brand partnerships into our brand portfolio, replicating and scaling our licensing model. In addition, we aim to explore incremental growth opportunities to acquire existing lifestyle brands, products or intellectual property that will complement our brand mix and appeal to our customers. Finally, it is common practice in the fashion industry to establish brand collaborations with other leading lifestyle brands to penetrate new product categories, enter new markets and expand into new geographic regions. In this regard, we expect to seek out opportunities to identify and pursue brand collaborations with premium lifestyle brands with the goal of leveraging and cross-marketing new co-branded products to existing and prospective customer bases of both brands to fuel our respective revenue growth.

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•	Developing a Premium Discount Outlet Distribution Channel. In recent years, an important retailing phenomenon has been the growth of premium discount outlet shopping venues, both online and bricks and mortar stores, where consumers go to find premium brand products at marked down pricing. As we continue to strategically expand our distribution channels into the broader retail environment, we believe that outlets may provide us with the opportunity to reach a greater target audience of prospective buyers, while also giving us an effective method for managing and moving past-season articles that remain in inventory.

Corporate Structure

On October 11, 2018, MGOTEAM 1 LLC (“MGO LLC”) was formed in Delaware by our Chairman and Chief Executive Officer, Maximiliano Ojeda. On November 20, 2021, MGO LLC entered into a Trademark License Agreement (the “Messi License”) with Leo Messi Management SL, a company incorporated under the laws of Spain (“LMM”). Pursuant to the Messi License, LLM granted MGO LLC the exclusive worldwide rights to the “Messi” brand of apparel as further described in “Business—Messi License.” On November 30, 2021. MGO Global Inc. was incorporated in Delaware and on December 6, 2021, entered into a Rollover Agreement (the “Rollover Agreement”) with MGO LLC and members of MGO LLC holding 88% of its the membership interests (the “Rollover Members”). Pursuant to the Rollover Agreement, the Rollover Members exchanged all of their membership interests in MGO LLC with MGO for shares in MGO; and MGO LLC became an 88% owned subsidiary of MGO. On July [*], 2022, MGO and MGO LLC entered into a Transfer, Assignment and Assumption Agreement (the “License Transfer Agreement”), whereby MGO LLC transferred and assigned the Messi License to MGO, including all of the rights, duties and obligations of MGO LLC thereunder.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

☐	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

☐	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

☐	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

☐	reduced disclosure obligations regarding executive compensation; and

☐	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can also take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

Corporate Information

We were incorporated in the State of Delaware on November 30, 2021. Our principal executive offices are located at 1515 SE 17th Street, Suite 121/#460596, Fort Lauderdale, Florida 33345 and our telephone number is 347-913-3316. Our corporate website address is www.mgoglobalinc.com. Information on or that can be accessed through our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Recent Developments

Rollover Agreement. On December 6, 2021, the Company effected restructuring whereby all members of MGO LLC, except J.T. Shao Inc., exchanged their membership interests in MGO LLC with the Company for shares of Common Stock of the Company. As a result, all members of MGO LLC, except for J.T. Shao Inc., became the shareholders of the Company and MGO LLC became an 88% owned subsidiary of the Company.

Amendment to Consulting Agreement. On February 20, 2020, MGO LLC entered into a Consultant Agreement with Isaac Khafif (the “Original Khafif Consultant Agreement”). Pursuant to the terms of the Original Khafif Consultant Agreement, MGO LLC engaged Mr. Khafif to oversee MGO LLC’s business operations and provide services similar to a chief financial officer. In return for his services to MGO LLC, the Original Khafif Consulting Agreement provided for the issuance to Mr. Khafif of restricted profit units that represented 4% of the equity in MGO LLC on a fully diluted basis services, subject to a vesting schedule. The Original Khafif Consulting Agreement was amended on December 6, 2021, so that all references to MGO LLC would mean MGO and that any equity provided to Mr. Khafif under the Khafif Consulting Agreement would be common stock of MGO (as so amended, the Khafif Consulting Agreement”). Pursuant to the Khafif Consulting Agreement, Mr. Khafif was issued 200,000 shares of our Common Stock and has the right to receive an additional 200,000 shares of our Common Stock if, as a result of a debt or equity investment in the Company while Mr. Khafif is providing services to the Company and is not in material breach of the Khafif Consulting Agreement, the Company has a pre-money valuation of $55 million.

Equity Private Placement. During December 2021 through June 2022, the Company issued 2,000,000 shares of its Common Stock in a private placement pursuant to Regulation D of the Securities Act of 1933 to 32 accredited investors at a price of $1.00 per share for gross proceeds of $2,000,000 less placement agent fees paid to Boustead Securities, LLC as placement agent.

Summary Risk Factors

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors,” which begins on page 22 of this prospectus. These risks include, among others, that:

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•	We have a history of operating losses and may continue to incur losses for the foreseeable future. We may not be able to generate sufficient net sales to achieve or maintain profitability. Failure to maintain an adequate growth rate will materially and adversely affect our business, financial condition and operating results;

•	Because we operate in an evolving industry, our past results may not be indicative of future performance, and our future performance may fluctuate materially which will increase your investment risk;

•	If our Agreement with Leo Messi Management SL granting us the right to use Leo Messi’s image, likeness, trademarks and other intellectual property is terminated, expired or breached, we may be unable to continue our business;

•	If J.T. Shao Inc. challenges the assignment of the Messi License to MGO pursuant to the License Transfer Agreement, we may be unable to continue our business;

•	Our relatively limited operating history makes it difficult to evaluate our current business and prospects, and may increase the risk of your investment;

•	If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed;

•	Our business is highly competitive, many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, or greater financial, marketing and other resources and larger customer bases than we do;

•	We compete with traditional vendors, and expect competition to continue to intensify in the future from both established competitors and new market entrants;

•	If customers do not purchase our products, our ability to grow our business and operating results may be adversely affected;

•	Our sales may be adversely affected if we fail to respond to changes in consumer preferences in a timely manner or are not successful in expanding our product offerings;

•	Our business depends on a strong brand. We may not be able to maintain and enhance our brand, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brand and brand credibility;

•	Uncertainties in economic conditions and their impact on consumer spending patterns could adversely impact our operating results;

•	Failure of our vendors to supply high quality and compliant merchandise in a timely manner may damage our reputation and brand and harm our business;

•	Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations;

•	Failure to comply with laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition;

•	Our failure or the failure of third-party service providers to protect our site, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results;

•	If we lose any of our key management personnel, we may not be able to successfully manage our business or achieve our objectives;

•	Our Chief Design Officer is not subject to a non-competition agreement and may engage in a similar business as the Company’s business;

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•	We may incur material losses and costs as a result of manufacturer’s product defects, warranty claims or product liability actions that may be brought against us;

•	The price of our Common Stock may fluctuate or may decline regardless of our operating performance, resulting in substantial losses for investors;

•	Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results;

•	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members;

•	As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to do so in a timely manner, or our internal control over financial reporting is not determined to be effective, this may adversely affect investor confidence in our Company and, as a result, the value of our Common Stock;

•	Our officers and directors own a substantial amount of our Common Stock and, therefore, exercise significant control over our corporate governance and affairs, which may result in their taking actions with which other shareholders do not agree;

•	Existing stockholders may sell significant quantities of Common Stock; and

•	We are an “emerging growth company” and a “smaller reporting company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our Common Stock less attractive to investors.

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OFFERING SUMMARY

Common Stock Offered by Us:	A total of up to [_______] shares of Common Stock.

Offering Price:	We currently estimate that the initial public offering price will be between $ [__] and $ [__] per share. For purposes of this prospectus, the assumed initial public offering price per share is $ [__], the midpoint of the anticipated price range. The actual offering price per share will be as determined between the underwriters and us based on market conditions at the time of pricing and the actual number of shares we will offer will be determined based on the actual public offering price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Shares of Common Stock Outstanding Prior to this Offering(1):	10,868,000 shares of Common Stock.

Shares of Common Stock to be Outstanding After this Offering(2):	[________] shares of Common Stock [(or [*] shares if the underwriters exercise their option to purchase additional shares in full)]. (1)
Over-Allotment Option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares sold in the offering ([__] additional shares) at the initial public offering price, less the underwriting discounts and commissions.

Use of Proceeds:

We estimate that the net proceeds from our issuance and sale of [________] shares of our Common Stock in this offering will be approximately $[________], assuming an initial public offering price of $[_____] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover over-allotments, if any, we estimate that our net proceeds will be approximately $[________].

We currently anticipate using the net proceeds from this offering, together with our existing resources, for general corporate purposes, such as working capital. See the section titled “Use of Proceeds” for additional information.

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Underwriters’ Warrants:

We have agreed to issue to the representative of the underwriters (or its permitted designees) warrants to purchase up to a total number of shares of common stock equal to 7% of the total number of shares of common stock sold in this offering at an exercise price equal to 100% of the public offering price of the common stock sold in this offering. The representative’s warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from 180 days after the closing of the offering and expiring three (3) years from the effectiveness of the offering, will have a cashless exercise provision and will terminate on the third anniversary of the effective date of the registration statement of which this prospectus is a part. The representative’s warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares underlying the warrants for a period of seven years from commencement of sales of this offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the representative’s warrants. See the “Underwriting” section for more information

Lock-Up Agreements:

We and our officers, directors and certain of our stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for six (6) to twelve (12) months from the date on which our Common Stock is trading on Nasdaq. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Dividend Policy:	The Company has never paid dividends on its Common Stock and does not anticipate that it will pay dividends in the foreseeable future. It intends to use any future earnings for the expansion of its business. Any future determination of applicable dividends will be made at the discretion of the Board of Directors (“Board”) and will depend on the results of operations, financial condition, capital requirements and other factors deemed relevant. See “Dividend Policy.”
Risk Factors:	Investing in our Common Stock involves a high degree of risk. For a discussion of risk factors, you should consider in making an investment, see “Risk Factors” beginning on page 22.
Proposed Listing:	We intend to apply to have our Common Stock listed on the Nasdaq Capital Market under the symbol “MGOL,” which listing is a condition to this offering.

(1)	As of August 2, 2022

(2)	Does not include (i) [*] shares of our common stock underlying the underwriter’s warrants; (ii) 100,000 shares of our common stock underlying options to be issued to Maximiliano Ojeda, our CEO, upon the listing of our common stock on Nasdaq; (iii) 100,000 shares of our common stock underlying options to be issued to Virginia Hilfiger, our Chief Design Officer, upon the listing of our common stock on Nasdaq; (iv) 100,000 shares of our common stock underlying options to be issued to Julian Groves, our Chief Commercial Officer, upon the listing of our common stock on Nasdaq or (v) 54,250 shares of our common stock underling outstanding warrants with the exercise price of $1.00 per share.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated data presented below as of December 31, 2021 and 2020 and for the years then ended are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. While MGO Global Inc. was incorporated on November 30, 2021, and acquired its subsidiary on December 6, 2021, the combined statements present results of operations as though MGO Global Inc. owned its subsidiary for each of the periods presented

All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The following summary consolidated financial data should be read together with our audited and unaudited consolidated financial statements and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period and our interim results are not necessarily indicative of results that should be expected for a full year or any other period.

Summary Consolidated Statements of Operations Data

	Year Ended December 31, 2021	Year Ended December 31, 2020
Statements of Operations Data
Sales, net	$880,340	$694,585
Cost of goods sold	392,407	382,820
Gross profit	487,933	311,765
Total operating expenses	1,407,192	1,690,939
Operating loss	(919,259)	(1,379,174)
Total other (income) expenses	66,636	44,612
Loss before income taxes	(985,895)	(1,423,786)
Income tax benefit (expense)	-	-
Net loss	$(985,895)	$(1,423,786)
Less: Net loss attributable to noncontrolling interests	$(79,569)	$-
Less: Net loss attributable to MGO Shareholders	$(906,326)	$(1,423,786)

	December 31, 2021	December 31, 2020
Balance Sheet Data
Cash and cash equivalents	$87,922	$116,652
Working capital (deficit)*	(393,160)	(284,762)
Total assets	570,282	335,235
Total liabilities	984,289	619,997
Stockholders' equity (deficit)	$(414,007)	$(284,762)

*	Working capital represents total current assets less total current liabilities.

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our Common Stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our Common Stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Industry

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

The Company has a limited operating history on which to base an evaluation of its business and prospects. The Company is subject to all the risks inherent in a small company seeking to develop, market and distribute new services, particularly companies in evolving markets such as the internet, technology, and payment systems. The likelihood of the Company’s success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products and services in a competitive environment.

Such risks for the Company include, but are not limited to, dependence on the success and acceptance of the Company’s products, the ability to attract and retain a suitable client base, and the management of growth. To address these risks, the Company must, among other things, generate increased demand, attract a sufficient clientele base, respond to competitive developments, successfully introduce new products attract, retain and motivate qualified personnel and upgrade and enhance the Company’s technologies to accommodate expanded service offerings. In view of the rapidly evolving nature of the Company’s business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. In January 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern.” This worldwide outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses and facilities. These restrictions, and future prevention and mitigation measures, have had an adverse impact on global economic conditions and are likely to have an adverse impact on consumer confidence and spending, which could materially adversely affect the supply of, as well as the demand for, our products. Uncertainties regarding the economic impact of COVID-19 is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

The impacts of the pandemic on us have included, and in the future could include:

•	volatility in demand for our products as a result of, among other things, the inability of customers to purchase our products due to financial hardship, unemployment, illness or out of fear of exposure to COVID-19, shifts in demand away from consumer discretionary products and reduced options for marketing and promotion of products or other restrictions in connection with the COVID-19 pandemic;

•	increased materials and procurement costs as a result of scarcity of and/or increased prices for commodities and raw materials, and periods of reduced manufacturing capacity at our suppliers in response to the pandemic;

•	increased sea and air freight shipping costs as a result of increased levels of demand, reduced capacity, scrutiny or embargoing of goods produced in infected areas, port closures and other transportation challenges;

•	closures or other restrictions that limit capacity at our distribution facilities and restrict our employees’ ability to perform necessary business functions, including operations necessary for the design, development, production, sale, marketing, delivery and support of our products; and

•	failure of our suppliers and other third parties on which we rely to meet their obligations to us in a timely manner or at all, as a result of their own financial or operational difficulties, including business failure or insolvency, the inability to access financing in the credit and capital markets at reasonable rates or at all, collectability of existing receivables.

We source our products from suppliers and manufacturers located in Bangladesh, Brazil, China, India, Latvia, Mexico, Peru, Portugal and Sri Lanka. The impact of COVID-19 on these suppliers, or any of our other suppliers, co-manufacturers, distributors or transportation or logistics providers, may negatively affect the price and availability of our ingredients and/or packaging materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time, our ability to meet the demands of our customers may be materially impacted. To date, we have not experienced any reduction in the available supply of our products.

If we are forced to scale back hours of operation in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. If our operations or productivity continue to be impacted throughout the duration of the COVID-19 outbreak and government-mandated closures, our business, financial condition and cash flows may negatively be impacted. The extent to which the COVID-19 pandemic will further impact our business will depend on future developments and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our business at this time.

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The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues for a prolonged period, it could have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our Common Stock.

We have a history of operating losses and may continue to incur losses for the foreseeable future.

We recorded a net loss of $906,326 as of December 31, 2021 and a net loss of $1,423,786 as of December 31, 2020. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we develop our business and pursue our business strategy. We intend to invest significantly in our business before we expect cash flow from operations to be adequate to cover our operating expenses. If we are unable to execute our business strategy and grow our business, for any reason, our business, prospects, financial condition and results of operations will be adversely affected.

The Company is attempting to further implement its business plan and generate sufficient revenue; however, the Company’s cash position may not be sufficient to support its operations. While the Company believes in the viability of its strategy to further implement its business plan and generate sufficient revenue and in its ability to raise additional funds by the sale of its equity, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon its ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Our business depends on our ability to maintain a strong community around The Messi Brand with engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, financial condition and results of operations.

We believe that maintaining our brand image, particularly with our core target customers, is important to maintaining and expanding our customer base and sales. Maintaining and enhancing our brand image may require us to make additional investments in areas such as merchandising, marketing, online operations, online displays and other promotions, and employee training. These investments may be substantial and may not ultimately be successful. If we are unable to maintain or enhance our brand image, brand awareness and reputation, our business, financial condition and results of operations may be materially and adversely affected.

Over the course of 2021, we offered over multiple collections and capsule collections through our platform. Our ability to identify new design trends and maintain and enhance our existing brand is critical to retaining and expanding our base of customers. A significant portion of our customers’ experience with our brand depends on third parties outside of our control, including suppliers and logistics providers, such as UPS, DHL and the U.S. Postal Service. If these third parties do not meet our or our customers’ expectations or if they increase their rates, our business may suffer irreparable damage, or our costs may increase. In addition, establishing, maintaining and enhancing relationships with other third-party brands may require us to make substantial investments, and these investments may not be successful. Also, if we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive.

Customer complaints or negative publicity about our website or mobile app, products, merchandise quality, product delivery times, customer data handling, security practices or customer support, especially on social media, blogs, and in reviews, could rapidly and severely diminish consumer use of our website or mobile app and customer and supplier confidence in us, and result in harm to our brand. We believe that much of the growth in our customer base to date has originated from word-of-mouth, including social media and our influencer-driven marketing strategy. If we are not able to develop and maintain positive relationships with our network of influencers or our online customer community, our ability to promote and maintain or enhance awareness of Messi Brand and leverage social media platforms to drive visits to www.themessistore.com or our mobile app may be adversely affected.

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We may be unable to maintain a high level of engagement with our customers and increase their spending with us, which could harm our business, financial condition, cash flows, or results of operations.

A portion of our net revenue comes from repeat purchases by existing customers, especially those existing customers who are highly engaged and purchase a significant amount of merchandise from us. If existing customers no longer find our merchandise appealing, they may make fewer purchases and may stop shopping with us. Even if our existing customers find our merchandise appealing, if customer buying preferences change, they may decide to purchase less merchandise over time. Additionally, if customers who purchase a significant amount of merchandise from us were to make fewer purchases or stop shopping with us, then our sales may decline. A decrease in the number of our customers or a decrease in their spending on the merchandise we offer could negatively impact our business, financial condition, cash flows, and results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time and, if we are unable to do so, our business may suffer.

Our success depends on our ability to anticipate, identify, measure, and respond quickly to new and rapidly changing fashion trends, customer preferences and demands and other factors.

Our core market of apparel accessories and home goods is subject to new and rapidly changing fashion trends, constantly evolving consumer preferences and demands, and preserving brand loyalty. Accordingly, our success is dependent on our ability to anticipate, identify, measure and respond to the latest fashion trends and customer demands, and to translate such trends and demands into appropriate, desirable product offerings in a timely manner. A select team of our employees is primarily responsible for performing this analysis and making initial product decisions, and they rely on feedback on fashion trends from a variety of sources, which may not accurately predict evolving fashion trends. Our failure to anticipate, identify or react swiftly and appropriately to new and changing styles, trends, or desired customer preferences or to accurately anticipate and forecast demand for certain product offerings is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories, a greater number of markdowns and lower margins. Further, if we are not able to anticipate, identify and respond to changing fashion trends and customer preferences, we may lose customers and market share to our competitors who are able to better anticipate, identify and respond to such trends and preferences. In addition, because our success depends on our brand image, our business could be materially adversely affected if new product offerings are not accepted by our customers. We cannot assure investors that our new product offerings will be met with the same level of acceptance as our past product offerings or that we will be able to adequately respond to fashion trends or the preferences of our customers in a timely manner or at all. If we do not accurately anticipate, identify, forecast or analyze fashion trends and sales levels, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our business depends on effective marketing and high customer traffic.

We have many initiatives in our marketing programs particularly with regard to our websites, mobile applications and our social media presence. If our competitors increase their spending on marketing, if our marketing expenses increase, if our marketing becomes less effective than that of our competitors, or if we do not adequately leverage technology and data analytics capabilities needed to generate concise competitive insight, we could experience a material adverse effect on our results of operations. Among other factors, (1) a failure to sufficiently innovate or maintain effective marketing strategies and (2) U.S. and foreign laws and regulations that make it more difficult or costly to digitally market, such as the European Union General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act of 2018 (“CCPA”), may adversely impact our ability to maintain brand relevance and drive increased sales.

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We rely on third parties to drive traffic to our platform, and these providers may change their algorithms or pricing in ways that could negatively affect our business, financial condition, cash flows, and results of operations.

Our success depends on our ability to attract customers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships to provide significant traffic to our website. In particular, we rely on digital platforms, such as Instagram, Google and Facebook, as important marketing channels. Digital channels change their algorithms periodically, and our rankings in organic searches and visibility in social media feeds may be adversely affected by those changes, as has occurred from time to time, requiring us to increase our spending on paid marketing to offset the loss in traffic. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. Even with an increase in marketing spend to offset any loss in search engine optimization traffic as a result of algorithm changes, the recovery period in organic traffic may span multiple quarters or years. If digital platforms change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively attract customers.

Our relationships with digital platforms are not covered by long-term contractual agreements and do not require any specific performance commitments. In addition, many of the platforms and agencies with whom we have advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract customers cost effectively and harm our business, financial condition, results of operations and prospects.

Use of social media, influencers, affiliate marketing, email, text messages and direct mail may adversely impact our brand and reputation or subject us to fines or other penalties.

We use social media, including Facebook, Instagram, YouTube and Weibo, as well as affiliate marketing, email, SMS, and direct mail as part of our multi-channel approach to marketing, and we encourage our customers to use social media while shopping. In the future, we may also elect to establish relationships with social media influencers, who may serve as our brand ambassadors, and engage in sponsorship initiatives. Laws and regulations governing the use of these platforms and other digital marketing channels are rapidly evolving. It may become more difficult for us or our partners to comply with such laws, and future data privacy laws and regulations or industry standards may restrict or limit our ability to use some or all of the marketing strategies on which we currently rely. The failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could adversely impact our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers or others. Any such inappropriate use of social media tools could also cause business interruptions and reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Information concerning us, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, financial condition and results of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (“FTC”) has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship between an influencer and an advertiser.

Negative commentary regarding us, our products or potential influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we may establish relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target customers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

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We have not historically used traditional advertising channels, and if we become unable to continue to connect with our target customer base, it could have a material adverse effect on our business, financial condition and results of operations.

We utilize organic content, affiliate marketing, email, SMS, direct mail, paid search and social media marketing to capture the interest of our customers and drive them to our platform. We historically have not used traditional advertising channels, such as newspapers, magazines and television, which are used by some of our competitors. In the future, we expect to increase our use of social media, such as Facebook, Instagram, YouTube and Weibo for marketing purposes. If our marketing efforts are not successful, there may be no immediately available or cost-effective alternative marketing channel for us to use to build or maintain brand awareness. As we execute our growth strategy, our ability to successfully integrate into our target customers’ communities or to expand into new markets will be dependent on our ability to connect with our target customers through marketing channels. Failure to successfully connect with our target customers in new and existing markets could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	grow our brand awareness and attract new customers;

•	enhance and retain our existing customer relationships;

•	pursue category expansion; and

•	pursue international expansion.

We cannot assure that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any net revenue and, therefore, may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition, and results of operations.

Our growth plan contemplates expansion into new markets, and our efforts to expand may ultimately be unsuccessful.

Our growth plan includes introducing our brands globally, including in countries and regions where we have no or limited operating experience. Expanding into new countries and regions involves significant risk, particularly if we have no experience in marketing, selling and engaging with customers in the market. For example, there is no guarantee that the success of a brand in the United Kingdom will translate to the success of that brand in other countries, such as the United States. Our efforts to expand into new countries and regions could fail for many reasons, including our failure to accurately or timely identify apparel trends in new markets, different consumer demand dynamics and lack of acceptance of new offerings by existing or new users, our failure to promote the new markets effectively, or negative publicity about us or our new markets. In addition, these initiatives may not drive increases in revenue, may require substantial investment and planning, and may bring us more directly into competition with companies that are better established, operate more effectively or have greater resources than we do. There is additional complexity associated with local laws, tariffs and shipping logistics in new countries where our brands do not have an established presence. Expanding into new markets will require additional investment of time and resources of our management and personnel. If we are unable to cost-effectively expand into new countries and regions, then our growth prospects and competitive position may be harmed and our business, results of operations and financial condition may suffer.

We face risks from our international business.

Our current growth strategy includes plans to expand our digital marketing and grow our e-commerce and retail presence internationally over the next several years. As we seek to expand internationally, we face competition from more established retail competitors. Consumer demand and behavior, as well as cultural differences, tastes and purchasing trends, may differ, and as a result, sales of our merchandise may not be successful, or the margins on those sales may not be in line with our expectations. Our ability to conduct business internationally may be adversely impacted by political, economic and public health events (such as the COVID-19 pandemic), as well as the global economy. Any challenges that we encounter as we expand internationally may divert financial, operational and managerial resources from our existing operations, which could adversely impact our financial condition and results of operations.

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The United Kingdom ceased to be a part of the European Union on December 31, 2020 (which is commonly referred to as “Brexit”). We face risks associated with the potential uncertainty and disruptions relating to Brexit, including the risk of additional regulatory and other costs and challenges and/or limitations on our ability to sell particular products. In particular, these uncertainties may affect the viability of our operations through compliance with changing regulatory and disclosure requirements, re-determining our importation policies, and regulations regarding subsidies of consumer-facing taxes. As a result, the ongoing uncertainty surrounding Brexit could have a material adverse effect on our business (including our European growth plans), results of operations, financial condition and cash flows.

In addition, we are increasingly exposed to foreign currency exchange rate risk with respect to our revenue, profits, assets and liabilities denominated in currencies other than the U.S. dollar.

The global apparel industry is subject to intense pricing pressure.

The apparel industry is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, regular promotional activity and the ongoing emergence of new competitors with widely varying strategies and resources. These factors have contributed, and may continue to contribute in the future, to intense pricing pressure and uncertainty throughout the supply chain. Pricing pressure has been exacerbated by the availability of raw materials in recent years. This pressure could have adverse effects on our business and financial condition, including:

•	reduced gross margins across our product lines and distribution channels;

•	increased supplier demands for allowances, incentives and other forms of economic support; and

•	increased pressure on us to reduce our product costs and operating expenses.

We operate in the highly competitive retail apparel industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could adversely impact our growth and market share, and have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive retail apparel industry. We compete on the basis of a combination of factors, including our quality, concept, price, breadth and style of merchandise, as well as our online experience and level of customer service, our brand image and our ability to anticipate, identify and respond to new and changing fashion trends and customer demands. While we believe that we compete primarily with apparel retailers and Internet businesses that specialize in apparel, accessories and home decor, we also face competition from national and regional department stores, specialty retailers, fast-fashion retailers, value retailers and mass merchants. In addition, our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

We also compete with a wide variety of large and small retailers for customers, suppliers, influencers and personnel. The competitive landscape we face, particularly among apparel retailers, is subject to rapid change as new competitors emerge and existing competitors change their offerings. We cannot assure investors that we will be able to continue to compete successfully and navigate the shifts in the competitive landscape in our markets.

Additionally, the COVID-19 pandemic has accelerated the need for traditional brick-and-mortar retailers to invest significant resources in their ecommerce operations, including traditional retailers that either did not have ecommerce operations prior to the COVID-19 pandemic or only had a nascent platform. As a result of these significant investments, the ecommerce market for apparel has become extremely competitive, and we now face competition from a broad range of national and international firms. Although the COVID-19 pandemic has negatively affected demand for apparel and fashion as retail categories, this increased competition has resulted in greater and continued downward price pressure, which could have a material adverse effect on our business, financial condition and results of operations.

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Many of our existing and potential competitors are, and many of our potential competitors may be, larger and have greater name recognition and access to greater financial, marketing and other resources than us. Therefore, these competitors may be able to adapt to changes in trends and customer desires more quickly, devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than we can. Many of our competitors also utilize advertising and marketing media which we have not historically used, including advertising via newspapers, magazines and television, which may provide them with greater brand recognition than we have. As a result, we may lose market share, which could reduce our sales and have a material adverse effect on our business, financial condition and results of operations.

Our competitors may also sell certain products or substantially similar products through outlet centers or discount stores, increasing the competitive pressure for those products. We cannot assure investors that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

We do not possess exclusive rights to many of the elements that comprise our online experience and merchandise offerings. Our merchandise offerings are sold to us on a non-exclusive basis. As a result, our current and future competitors, especially those with greater financial, marketing or other resources, may be able to duplicate or improve upon some or all of the elements of our online experience or merchandise offerings that we believe are important in differentiating our website and our customers’ shopping experience. If our competitors were to duplicate or improve upon some or all of the elements of our online experience or product offerings, our competitive position could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending. Customer purchases of discretionary retail items and specialty retail products, which include our apparel, accessories and home decor, may be adversely affected by economic conditions such as employment levels, salary and wage levels, the availability of customer credit, inflation, high interest rates, high tax rates, high fuel prices and customer confidence with respect to current and future economic conditions. Customer purchases may decline during recessionary periods or at other times when unemployment is higher, fuel prices are higher or disposable income is lower. These risks may be exacerbated for retailers like us that focus significantly on selling discretionary fashion merchandise to customers who seek value. Customer willingness to make discretionary purchases may decline, may stall or may be slow to increase due to national and regional economic conditions.

Our sales may be particularly susceptible to economic and other conditions in certain regions or states. Considerable uncertainty and volatility remain in the national and global economy, and any further or future slowdowns or disruptions in the economy could adversely affect online shopping traffic and customer discretionary spending and could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to maintain our recent rate of growth in net revenue if there is a decline in customer spending.

Merchandise returns could harm our business.

We allow our customers to return merchandise, subject to our return policy. If merchandise return economics become more costly, our business, financial condition and results of operations could be harmed. Further, we may modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of merchandise returns. Supplier non-compliance can also result in increased returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in merchandise returns.

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If new trade restrictions are imposed or existing trade restrictions become more burdensome, our ability to source imported merchandise efficiently and cost effectively could be materially adversely affected.

We purchase a portion of our inventory from foreign manufacturers, including those based in China, which is either directly imported by us from foreign suppliers or imported by domestic importers. Suppliers, to the extent they obtain merchandise from outside of the United States, are subject to trade restrictions, including tariffs, safeguards, or quotas, changes to which could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization Agreement, effective January 1, 2005, the United States and other World Trade Organization member countries removed quotas on goods from World Trade Organization members, which in certain instances we believe affords our suppliers greater flexibility in importing textile and apparel products from World Trade Organization countries from which they source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States imposed safeguard quotas on a number of categories of goods and apparel from China and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our suppliers’ sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our suppliers’ merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States or foreign governments, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against items we offer, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise to our suppliers; and we would expect the costs to be passed along in increased prices to us, which we may be unable to pass on to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Certain trends relating to the COVID-19 pandemic have positively impacted our business, but there can be no assurance that these impacts will be sustained through the remainder of the pandemic or in the future.

The stay-at-home restrictions imposed in response to the COVID-19 pandemic led many traditional brick-and-mortar retailers to temporarily close their stores, while online retailers, such as us, continued to operate. We have benefited from increased sales as a result of a shift toward online shopping as customers stayed home. We may not continue to benefit from this trend toward online shopping, however, after the pandemic subsides, and some or all of the increases in demand for our products during the pandemic may be temporary. It is difficult to ascertain with precision how much of our recent growth is attributable to the stay-at-home restrictions imposed in response to the COVID-19 pandemic, and there can be no assurances that these positive trends during the COVID-19 pandemic will be sustained through the remainder of the pandemic or in the future. If the positive impacts of the COVID-19 pandemic on our business are not sustained through the remainder of the pandemic or in the future, or if customers’ purchases decline more than expected, our results of operations would be adversely impacted.

Our direct-to-consumer business model is subject to risks that could have an adverse effect on our results of operations.

We sell merchandise direct-to-consumer through our ecommerce site and mobile app. Our direct-to-consumer business model is subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, (i) resellers purchasing private label and exclusive merchandise and reselling it outside of authorized distribution channels,; (ii) failure of the systems that operate our ecommerce websites and their related support systems, including computer viruses; (iii) theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions; (iv) credit card fraud; and (v) risks related to our supply chain and fulfillment operations. Risks specific to operating an ecommerce business also include (i) the ability to optimize the online experience and direct e-commerce channels to consumer needs, (ii) liability for copyright and trademark infringement, (iii) changing patterns of consumer behavior and (iv) competition from other ecommerce and brick-and-mortar retailers. Our failure to successfully respond to these risks might adversely affect our sales, as well as damage our reputation and brands.

Our brand depends on the promotion of diversity and equality and the ability to promote responsible fashion from an ethically and sustainably-sourced supply chain. If we are unable to do so, damage to our brand and reputation could result or failure to expand our brand which would harm our business and results of operations.

Our customers and employees are increasingly focused on environmental, social and governance or “sustainability” practices. We will depend significantly on building and maintaining our brand and reputation for promoting diversity and equality and responsible fashion from an ethically- and sustainably-sourced supply chain to attract customers and employees and grow our business. If we are unable to, for instance, prioritize transparency among our employees, appropriately enforce fair labor practices, obtain our materials from ethical and sustainable suppliers or reduce waste, our brand and reputation could be significantly impaired, which could adversely affect our business, results of operations and financial condition. Customer values could shift faster than we are able to adjust our merchandise proposition. For example, weather impacts from global warming could continue to intensify and fuel increased customer sentiment for apparel that is more sustainably produced. While we are increasing our mix of sustainable fabrics, it may not be fast enough to keep up with a rapidly shifting customer sentiment and value system that is being accelerated by the impacts of global  warming. If we are unable to evolve with our customers’ and employees’ expectations and standards, our brand, reputation and customer and employee retention may be negatively impacted.

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We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our offering and adversely affect our operating results.

In general, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect such taxes with respect to online sales of our products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence, in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc., that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. While we now collect, remit and report sales tax in all states that impose a sales tax, it is still possible that one or more jurisdictions may assert that we have liability for previous periods for which we did not collect sales, use or other similar taxes; and if such an assertion or assertions were successful, it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition and operating results.

We do not have our own warehouse or distribution facilities, but rely on the sole third-party logistics provider responsible for warehousing and fulfilling our orders. If our third-party provider experiences disruptions to the operations of its distributions centers, it could have a material adverse effect on our business, financial condition and results of operations.

We rely on an international logistics company serving many renowned brands across global consumer goods industries for warehousing and fulfillment of our orders. This provider has distributions centers in Netherlands, Belgium, the United Kingdom and the United States and has a capacity to process more than 300 million pieces of merchandise annually and distribute over 20 million packages through retail, wholesale and ecommerce sales channels. All of our merchandise is shipped from our suppliers to one of our provider’s distribution facilities and then packaged and shipped from our distribution facilities to our customers. The success of our business depends on our timely receipt of merchandise so we can continuously bring new, on-trend products online for sale. The success of our business also depends on customer orders being timely processed and delivered to meet promised delivery dates and satisfy our customers. The efficient flow of our merchandise requires that we have adequate capacity and uninterrupted service in our distribution facilities to support both our current level of operations and the anticipated increased levels that may follow from our growth plans. In order to accommodate future growth, we will either need to expand and upgrade distribution facilities with our existing provider or engage additional providers. Upgrading our existing arrangement or transferring our operations to another third-party provider with greater capacity will require us to incur additional costs, which could be significant, and may require us to obtain additional financing. Our failure to provide adequate order fulfillment, secure additional distribution capacity when necessary or retain a suitable third-party logistics provider could impede our growth plans. Further increasing this capacity could increase our costs, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, if our current provider encounters difficulties associated with its distribution facilities or if they were to shut down or be unable to operate for any reason, including because of fire, natural disaster, power outage or other event, we could face inventory shortages, resulting in “out-of-stock” conditions on our website, and delays in shipments, resulting in significantly higher costs and longer lead times distributing our merchandise.

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Because we operate in an evolving industry, our past results may not be indicative of future performance, and our future performance may fluctuate materially which will increase your investment risk.

We operate in a rapidly evolving industry that may not develop as expected, if at all. Although we have experienced significant growth in net sales and the number of our active customers, it may be difficult to assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to, among other things: acquire new customers who purchase products from us at the same rate and of the same type as existing customers; retain our existing customers and have them continue to purchase products from us at rates and methods consistent with their prior purchasing behavior; encourage customers to expand the categories of products they purchase from us; attract new brand partners so that we may offer a broader range of quality products to our customers at attractive prices; retain our existing brand partners and offer additional quality products to our customers at attractive prices; increase brand awareness; provide our customers with superior customer support; fulfill and deliver orders in a timely way and in accordance with customer expectations, which may change over time; respond to changes in consumer access to and use of the Internet and mobile devices; react to challenges from existing and new competitors; avoid interruptions or disruptions in our business; develop and maintain a scalable, high-performance technology and fulfillment infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and the sale of new products and services; respond to macroeconomic trends; and hire, integrate and retain qualified personnel.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee and contractor base. We have increased employee and contractor headcount since our inception to support the growth in our business, and we intend for this growth to continue for the foreseeable future. To support continued growth, we must effectively integrate, develop and motivate new employees, while maintaining our corporate culture. We face competition for qualified personnel. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, which may have a material adverse effect on our business, financial condition and operating results.

We also acquire and retain customers through paid search/product listing ads, paid social, retargeting, affiliate marketing, and personalized email and inbound marketing. If we are unable to cost-effectively drive traffic to our website or mobile app, our ability to acquire new customers and our financial condition would suffer.

Additionally, the growth and expansion of our business and our product offerings in the future will place significant demands on our management. The growth of our business may require significant additional resources, which may not scale in a cost-effective manner or may negatively affect the quality of our customer experience. We are also required to manage multiple relationships with various vendors, customers and other third parties. Further growth of our operations, our vendor base, our fulfillment process, information technology systems or our internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially and adversely affected.

If we are unable to obtain additional funding, we may not be able to grow our business operations.

We will require additional funds to implement our business strategy. We may issue additional equity securities to raise needed capital. We may be unable to secure such funding when needed in adequate amounts or on acceptable terms, if at all. Any additional equity financing may involve substantial dilution to our then existing stockholders. The inability to raise additional capital will restrict our ability to develop and conduct business operations.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We may base our current and future expense levels on our operating forecasts and estimates of future net sales and gross margins. Net sales and operating results are difficult to forecast, because they generally depend on the volume, timing and type of the orders we receive, all of which are uncertain. Additionally, our business is affected by general economic and business conditions in the United States. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results in any given quarter, or a series of quarters, to be lower than expected, which could cause the price of our Common Stock to decline substantially.

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Competition from other brands may hinder development of our business.

Our competition includes the lifestyle brands of other professional athletes and celebrities. Those competing brands may attract consumers and sales away from our brand. We may not be able to grow our volumes or maintain our selling prices.

Increased competitor consolidations, marketplace competition, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our sales, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our sales revenues, we intend to introduce additional brands. We may not be successful in doing this, or it may take us longer than anticipated to achieve market acceptance of these new brands, if at all. Other companies may be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our target market: consumers who are fans of Leo Messi and other professional athletes or celebrities. In addition, our business depends on acceptance by ecommerce and social media sales and distribution platforms that have the potential to provide incremental sales growth. If we are not successful in the growth of our brand and product offerings or obtaining the rights to other professional athlete or celebrity brands, we may not achieve and maintain satisfactory levels of acceptance by ecommerce and social media platforms and retail consumers. In addition, we may not be able to effectively execute our marketing strategies in light of the various closures and cancellations caused by the COVID-19 pandemic. Any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Our brand image may be adversely affected by any unfavorable reports about Leo Messi.

Our brand image is directly related to the reputation of Leo Messi and will be adversely affected by any unfavorable reports, news or information relating to Leo Messi, which would also have a material adverse effect on our financial results and the value of any investment in our Common Stock.

Our brand and image are keys to our business and any inability to maintain a positive brand image could have a material adverse effect on our results of operations.

Our success depends on our ability to maintain a positive brand image for our existing products and effectively build up brand image for new products and brand extensions. We cannot predict whether our advertising, marketing and promotional programs will have the desired impact on our products’ branding and on consumer preferences. In addition, negative public relations and product quality issues, whether real or imagined, could tarnish our reputation and image of the affected brands and could cause consumers to choose other products. Our brand image can also be adversely affected by unfavorable reports, studies and articles or litigation involving our products or those of our competitors.

If the Messi License is terminated, expired or breached, we may be unable to continue our business.

We rely on the right to use Leo Messi’s image, likeness, trademarks and other intellectual property pursuant to the Messi License. This Messi License expires on December 31, 2024, without any automatic renewal. The Messi License can also be terminated by mutual consent of the parties; by a material breach of duty of one party; due to the liquidation or winding up of a party; by LMM’s request in case of MGO’s violation of certain terms, including, but not limited to a payment default in a minimum royalty payment due in any contract year, or in case MGO’s actions directly or indirectly damage good name, image or reputation of Leo Messi or LMM. There is no guarantee, and no assurance can be given that the Messi License will be renewed or extended past December 31, 2024, or that we will continue to be able to make the minimum royalty payments. If the Messi License is not renewed or is terminated, the minimum royalty payment clause could present a significant strain on our working capital and may cause us to breach the license agreement, which could lead the Messi License being terminated and us being unable to continue our business. For a more detailed description of the License Agreement see “Business—the Messi License.”

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If J.T. Shao Inc. challenges the assignment of the Messi License to MGO pursuant to the License Transfer Agreement, we may be unable to continue our business

On December 6, 2021, the Company effected restructuring whereby all members of MGO LLC, except J.T. Shao Inc., exchanged their membership interests in MGO LLC with the Company for shares of common stock of the Company. As a result, all members of MGO LLC, except for J.T. Shao Inc., became the shareholders of the Company and MGO LLC became an 88% owned subsidiary of the Company. At the moment, J.T. Shao Inc. and MGO are the only members of MGO LLC. MGO LLC’s operating agreement prohibits MGO LLC from engaging in certain enumerated activities materially adverse to the interests of J.T. Shao Inc., such as, amending, supplementing or terminating the Messi License without the consent of J.T. Shao Inc.

On July [*], 2022, MGO and MGO LLC entered into the License Transfer Agreement, whereby MGO LLC transferred and assigned the Messi License to MGO and MGO LLC is no longer entitled to any of the income that is derived from the Messi License. The License Transfer Agreement was consented to by LMM. Although there is no requirement in MGO LLC’s operating agreement or in any other agreement that J.T. Shao, Inc. consent to or be provided with notice of an assignment of the Messi License, we have on numerous occasions unsuccessfully attempted to contact representatives of J.T. Shao prior to the execution of the License Transfer Agreement. J.T. Shao, Inc. has made equity contributions of $2,000,000 to MGO LLC and although we believe we have offsetting claims against J.T. Shao, Inc., J.T. Shao, Inc. may make claims against MGO for rights to a percentage of the income that is derived from the Messi License. If J.T. Shao, Inc. were to prevail on such claims, it could have a material adverse effect on our Company, our finances and value of the investment. If as a result the License Transfer Agreement is terminated, we may be unable to continue our business.

If we fail to protect our trademarks, copyrights and trade secrets, we may be unable to successfully market our products and compete effectively.

We rely on a combination of trademark, copyrights and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. We also rely on the protection of intellectual property rights by our licensor, LMM. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks, copyrights and trade secrets, as crucial to our business and our success. However, the steps taken by us to protect these proprietary rights may not be adequate and may not prevent third parties from infringing or misappropriating our trademarks, copyrights trade secrets or similar proprietary rights. In addition, other parties may seek to assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. Furthermore, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, profitably exploit our products or recoup our associated research and development costs.

If we lose any of our key management personnel, we may not be able to successfully manage our business or achieve our objectives.

Our future success depends in large part upon the leadership and performance of our management and consultants. The Company’s operations and business strategy are dependent upon the knowledge and business experience of our executive officers and our consultants. We have entered into employment agreements with Maximiliano Ojeda, our Chief Executive Officer, Virginia Hilfiger, our Chief Design Officer, and Julian Groves, our Chief Commercial Officer. Nonetheless, if we were to lose the services of Mr. Ojeda, Ms. Hilfiger or Mr. Groves, our ability to manage our relationship with Leo Messi Management SL, create new products, as well as our ability to manage our operations, could be materially impaired. Although, we hope to retain the services of all of our officers, if an officer should choose to leave us for any reason before we have hired additional personnel, our operations may suffer. If we should lose their services before we are able to engage and retain qualified employees and consultants to execute our business plan, we may not be able to continue to develop our business as quickly or efficiently.

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In addition, we must be able to attract, train, motivate and retain highly skilled and experienced employees in order to successfully develop our business. Qualified employees often are in great demand and may be unavailable in the time frame required to satisfy our business requirements. We may not be able to attract and retain sufficient numbers of qualified employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to successfully grow our business. If we lose the services of any of our consultants, we may not be able to replace them with similarly qualified personnel, which could harm our business.

Our management team has no experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have no experience managing a publicly-traded company and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and incremental reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely affect our business, financial condition and operating results.

We depend on the continued growth of ecommerce.

The business of selling products over the Internet is highly dynamic. If customers cease to find our website experience easy to use and offering good value, or otherwise lose interest in shopping in this manner, we may not acquire new customers at rates consistent with historical or projected periods, and existing customers’ buying patterns and levels may be less than historical or projected rates and our business, financial condition and operating results may suffer.

If we fail to acquire new customers, we may not be able to increase net sales or achieve profitability.

We have invested in marketing and branding related to customer acquisition and expect to continue to do so. We must continue to acquire customers in order to increase net sales and achieve profitability. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce to purchase products and may prefer alternatives to our offerings, other retailers’ websites or the websites of our competitors. We cannot assure you that the net sales from new customers we acquire will ultimately exceed the cost of acquiring those customers. If consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, the net sales we generate may decrease, and our business, financial condition and operating results may be materially and adversely affected.

We use social networking sites, such as Facebook, Instagram and YouTube, online services, search engines, affiliate marketing websites, directories and other social media websites and ecommerce businesses to advertise, market and direct potential customers to our site. As ecommerce and social networking continue to rapidly evolve, we must continue to use ecommerce and social media channels that are used by our current and prospective customers and cost-effectively drive traffic to our website. We believe that failure to utilize these channels as sources of traffic to our site to generate new customers would adversely affect our financial condition.

Our reliance on logistics service providers, distributors, ecommerce and social media platforms, retailers and brokers could affect our ability to efficiently and profitably promote, sell, distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable logistics service providers, distributors, ecommerce and social media platforms, retailers and brokers strategically positioned to serve those areas. Most of our distributors, retailers and brokers promote, sell and distribute competing products, and our products may represent a small portion of their businesses. The success of our distribution network depends on the performance of the logistics service providers, distributors, ecommerce and social media platforms, retailers and brokers in our network. There is a risk they may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, our sales and results of operations could be adversely affected. Furthermore, such third parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

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We will be dependent on our suppliers and do not have supply agreements with our suppliers, events adversely affecting our suppliers, manufacturers and contractors would adversely affect us.

If we experience significant increased sales and since we do not have supply agreements to ensure our requirements, there can be no assurance that additional products will be available when required or on terms that are favorable to us, or that a supplier would allocate sufficient products to us in order to meet our requirements or fill our orders in a timely manner which could lead to delays to our customers, which could hurt our relationships with our customers, result in negative publicity, damage our brand and adversely affect our business, prospects and operating results.

We intend to maintain a full supply chain for the provision of our products. Suppliers, manufacturers, service providers and contractors may elect, at any time, to decline or withdraw services necessary for our operations. Loss of these suppliers, manufacturers, service providers and contractors may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the production of our products provided by any such third-party suppliers, manufacturers, service providers and contractors could materially impact our business, financial condition, results of operations and prospects. Any inability to secure required supplies or to do so on appropriate terms could have a materially adverse impact on our business, financial condition, results of operations and prospects.

Our sales may be adversely affected if we fail to respond to changes in consumer preferences in a timely manner or are not successful in expanding our product offerings.

Our financial performance depends on our ability to identify, originate and define retail product trends, as well as to anticipate, gauge and react to changing consumer preferences in a timely manner. Our products must appeal to a broad audience whose preferences cannot be predicted with certainty and are subject to change. Our business fluctuates according to changes in consumer preferences dictated in part by fashion trends, perceived product value and seasonal variations.

We may broaden our product offerings in the future. We continue to explore additional categories which may be accepted by our target customers. If we offer new products or categories that are not accepted by our customers, our sales may fall short of expectations, our brand and reputation could be adversely affected and we may incur expenses that are not offset by sales. If we expand into new categories, consumer demands may be different, and there is no assurance that we will be successful in these new categories. We may make substantial investments in such new categories in anticipation of future net sales. If the launch of a new category requires investments greater than we expect, if we are unable to attract vendors that produce sufficient high quality, value-oriented products or if the sales generated from a new category grow more slowly or produce lower gross margins than we expect, our results of operations could be adversely impacted.

Expansion of our product lines may also strain our management and operational resources, specifically the need to hire and manage additional merchandise buyers to source these new products. We may also face greater competition in specific categories from Internet sites or retailers that are more focused on such categories. It may be difficult to differentiate our offering from other competitors as we offer additional product categories, and our customers may have additional considerations in deciding whether or not to purchase these additional product categories. In addition, the relative profitability, if any, of new product lines may be lower than what we have experienced historically, and we may not generate sufficient net sales from new product initiatives to recoup our investments in them. If any of these were to occur, it could damage our reputation, limit our growth and have a material adverse effect on our business, financial condition and operating results.

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Uncertainties in economic conditions and their impact on consumer spending patterns could adversely impact our operating results.

Our performance is subject to economic conditions and their impact on levels of consumer spending. Some of the factors adversely affecting consumer spending include levels of unemployment, consumer debt levels, changes in net worth based on market changes and uncertainty, home foreclosures and changes in home values, fluctuating interest rates, credit availability, government actions, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future economic environment. Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is adversely affected or there is economic uncertainty. Adverse economic changes in any of the regions in which we sell our products could reduce consumer confidence and could negatively affect net sales and have a material adverse effect on our operating results.

Failure to continue to provide our customers with merchandise from vendors will harm our business.

Our net sales depend, in part, on our ability to continue to source merchandise in sufficient quantities at competitive prices from vendors. Offering a variety of styles, categories and products at affordable price points is important to our ability to acquire new customers and to keep our existing customers engaged and purchasing products. Growth in the number of our customers, as well as increased competition, may make it difficult to source additional brands and styles in sufficient quantities and on acceptable terms to meet the demand of our customers.

We have no contractual assurances of continued supply, pricing or access to new products, and vendors could change the terms upon which they sell to us or discontinue selling to us for future sales at any time. If we are not able to effectively promote our brand, we may lose customers to our competitors. Even if we identify new vendors, we may not be able to purchase desired merchandise in sufficient quantities on terms acceptable to us in the future, and products from alternative sources, if any, may be of a lesser quality or more expensive than those from existing vendors. An inability to purchase suitable merchandise on acceptable terms or to source new vendors could have a material adverse effect on our business, financial condition and operating results.

Failure of our vendors to supply high quality and compliant merchandise in a timely manner may damage our reputation and brand and harm our business.

We depend on our vendors to supply high quality merchandise in a timely manner. The failure of these vendors to supply merchandise which meets our quality standards or the quality standards of our customers could damage our reputation and harm our business, financial condition and operating results.

Our vendors are subject to various risks, including raw material costs, inflation, labor disputes, union organizing activities, boycotts, financial liquidity, product merchantability, safety issues, inclement weather, natural disasters, disruptions in exports, trade restrictions, trade disruptions, currency fluctuations and general economic and political conditions that could limit the ability of our vendors to provide us with high quality merchandise on a timely basis and at prices and payment terms that are commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our vendor terms and conditions or their applicable contract or might stop providing us with high quality merchandise. If there are any deficiencies in the products our vendors have provided to us, we might not identify such deficiencies before products ship to our customers.

In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Failure of our vendors to provide us with quality merchandise that complies with all applicable laws, including product safety regulations and legislation in a timely and effective manner could damage our reputation and brand. Further, any merchandise could become subject to a recall, regulatory action or legal claim, which could result in increased legal expenses as well as damage to our reputation and brand and harm to our business. We cannot predict whether any of the countries in which our merchandise currently is manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States and other foreign governments, including the likelihood, type or effect of any such restrictions. Such developments could have a material adverse effect on our business, financial condition and operating results.

We purchase our merchandise from numerous domestic and international manufacturers. Failure of our vendors to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs.

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Our products for children may have safety concerns and may expose us to product liability claims.

We sell children apparel, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require us to voluntarily remove selected products from our inventory. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our business, financial condition and operating results.

Some of the products we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. While it is our intent to secure appropriate insurance coverage to protect us from possible product liability claims, litigation or regulatory actions, we currently do not maintain liability insurance at this time, which could result in potentially costly legal liabilities for our Company, which would have a material adverse effect on our financial condition.

If we do not successfully optimize and manage our fulfillment processes, our business, financial condition and operating results could be harmed.

If we do not optimize and manage our fulfillment processes successfully and efficiently, it could result in excess or insufficient fulfillment, an increase in costs or impairment charges or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

If we add new products or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment will become increasingly complex. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition and operating results.

If we grow faster than we anticipate, we may exceed our fulfillment center’s capacity, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, debit card, PayPal, gift cards and interest-free payments through Klarna. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, among other things, we may be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit and debit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

We also may incur significant losses from fraud. We may incur losses from claims that the consumer did not authorize the purchase, from merchant fraud, from erroneous transmissions and from consumers who have closed bank accounts or have insufficient funds in them to satisfy payments. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We use a third-party fraud specialist to monitor our credit transactions. Our failure to adequately control fraudulent transactions could damage our reputation and brand and result in litigation or regulatory action, causing an increase in legal expenses and fees and substantially harm our business, financial condition and operating results.

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Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and gift cards. We cannot guarantee that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our site by consumers and vendors and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

Failure to comply with laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of laws and regulations govern the collection, use, retention, sharing and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. We strive to comply with all applicable laws, regulations and other legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. We cannot guarantee that our practices have complied or will comply fully with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes could adversely affect our reputations, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Our failure or the failure of third-party service providers to protect our site, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our customers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers that store, process and transmit proprietary, personal and confidential information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. More generally, we take steps to protect the security, integrity and confidentiality of the information we collect, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information. We and our service providers may not have the resources or technical sophistication to anticipate or prevent all types of attacks, and techniques used to obtain unauthorized access or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

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Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results. Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Breaches of our online commerce security could occur and could have an adverse effect on our reputation

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography and cybersecurity, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. If any such compromise of the Company’s security were to occur, it could have a material adverse effect on our reputation and, therefore, on our business, results of operations and financial condition. Furthermore, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in the Company’s operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company’s business, results of operations and financial condition

We may incur material losses and costs as a result of manufacturer’s product defects, warranty claims or product liability actions that may be brought against us.

We face an inherent business risk of exposure to product liability in the event that products that we sell fail to perform as expected or failure results in bodily injury or property damage which could cause us to lose revenues, incur increased costs associated with customer support, experience delays increased returns or discounts, and damage our reputation, all of which could negatively affect our financial condition and results of operations. If any of the products we sell are or are alleged to be defective, we may be required to participate in a recall involving such products.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. If we sell any such securities in subsequent transactions, investors may be materially diluted. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability, such as covenants that could limit our ability to, among other things, incur additional indebtedness, liens or other encumbrances, make dividends or other distributions to holders of our capital stock, and sell or transfer assets, as well as certain financial covenants. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

The price of our Common Stock may fluctuate or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including: actual or anticipated fluctuations in our results of operations; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; failure of securities analysts to initiate or maintain coverage of our Company, changes in financial estimates or ratings by any securities analysts who follow our Company or our failure to meet these estimates or the expectations of investors; announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments; changes in operating performance and stock market valuations of other companies in our industry; price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; changes in our Board or management; sales of large blocks of our Common Stock, including sales by our executive officers, directors and significant stockholders; lawsuits threatened or filed against us; changes in laws or regulations applicable to our business; the expiration of lock-up agreements; changes in our capital structure, such as future issuances of debt or equity securities; short sales, hedging and other derivative transactions involving our capital stock; general economic and geopolitical conditions, including the current or anticipated impact of military conflict and related sanctions imposed on Russia by the United States and other countries due to Russia’s recent invasion of Ukraine; and the other factors described in this section of the prospectus captioned “Risk Factors.”

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Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

Our operations could be disrupted by geopolitical conditions, trade disputes, international boycotts and sanctions, political and social instability, acts of war, terrorist activity or other similar events. From time to time, we could have a large number of customers located in a particular geographic region. Decreased demand from a discrete event impacting a region in which we have a concentrated exposure could negatively impact our results of operations.

Recently, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

We are exposed to foreign currency exchange risk.

If the U.S. dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will result in increased net revenues and operating expenses. Similarly, our net revenues and operating expenses will decrease if the U.S. dollar strengthens against foreign currencies. As we expand our international operations, our exposure to exchange rate fluctuations will become more pronounced. We may enter into short-term currency forward contracts to offset the foreign exchange gains and losses generated by the re-measurement of certain assets and liabilities recorded in non-functional currencies. The use of such hedging activities may not offset more than a portion of the adverse financial impact resulting from unfavorable movements in foreign exchange rates.

Climate change may negatively affect our business.

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe resulting in an increase in the frequency and severity of natural disasters. Increased frequency or duration of extreme weather conditions may disrupt the operation of our supply chain or impact demand for our products. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased production and transportation costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Risks Associated with our Common Stock and Company

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We may not be able to maintain a listing of our Common Stock on Nasdaq.

If our Common Stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet any of Nasdaq’s continued listing standards or we violate Nasdaq listing requirements, our Common Stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. The delisting of our Common Stock could significantly impair our ability to raise capital and the value of your investment.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds we receive from this offering primarily for capital expenditures and for general corporate purposes, including working capital, sales and marketing activities, research and development, and general and administrative matters, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

Because the initial public offering price of our Common Stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Common Stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our Common Stock will be substantially higher than the pro forma net tangible book value per share of our Common Stock immediately following this offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Common Stock in this offering, you will experience immediate dilution of $[*] per share, the difference between the price per share you pay for our Common Stock and its pro forma net tangible book value per share as of June 30, 2022, after giving effect to the issuance of shares of our Common Stock in this offering and assuming an initial public offering price of $[*] per share, the midpoint of the range on the cover of this prospectus. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding options and warrants are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our Common Stock, you could experience further dilution. See “Dilution” for more information.

Because we do not intend to pay any cash dividends on our shares of Common Stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them at a price higher than that which they initially paid for such shares.

There has been no prior market for our Common Stock. An active market may not develop or be sustainable.

There has been no public market for our Common Stock prior to this offering. An active or liquid market in our Common Stock may not develop or, if it does develop, it may not be sustainable. If an active trading market does not develop or is not sustained, it may be difficult for investors to sell shares of our Common Stock at a price that is attractive or at all. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

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As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We will need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to do so in a timely manner, or our internal control over financial reporting is not determined to be effective, this may adversely affect investor confidence in our company and, as a result, the value of our Common Stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

In future periods, if during the evaluation and testing process, we identify any other material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Common Stock to decline, and we may be subject to investigation or sanctions by the SEC.

Our Certificate of Incorporation will allow for our Board of Directors to create a new series of Preferred Stock without further approval by our stockholders, which could adversely affect the rights of the holders of our Common Stock.

Our Board of Directors will have the authority to fix and determine the relative rights and preferences of Preferred Stock. Our Board also will have the authority to issue Preferred Stock without further stockholder approval. As a result, our Board could authorize the issuance of a series of Preferred Stock that would grant to such holders (i) the preferred right to our assets upon liquidation, (ii) the right to receive dividend payments before dividends are distributed to the holders of Common Stock and (iii) the right to the redemption of the shares, together with a premium, prior to the redemption of our Common Stock. In addition, our Board could authorize the issuance of a series of Preferred Stock that has greater voting power than our Common Stock or that is convertible into our Common Stock, which could decrease the relative voting power of our Common Stock or result in dilution to our existing holders of Common Stock.

Any of the actions described in the preceding paragraph could significantly adversely affect the investment made by holders of our Common Stock. Holders of Common Stock could potentially not receive dividends that they might otherwise have received. In addition, holders of our Common Stock could receive less proceeds in connection with any future sale of the Company, whether in liquidation or on any other basis.

Our officers and directors own a substantial amount of our Common Stock and, therefore, exercise significant control over our corporate governance and affairs which may result in their taking actions with which other stockholders do not agree.

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Our executive officers and directors will control approximately [__]% of our outstanding Common Stock after this offering. These stockholders, if they act together, may be able to exercise substantial influence over the outcome of all corporate actions requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which other stockholders do not agree. This concentration of ownership may also have the effect of delaying or preventing a change in control which might be in other stockholders’ best interest but which might negatively affect the market price of our Common Stock.

Existing stockholders may sell significant quantities of Common Stock.

The existing stockholders will beneficially own approximately [__]% of our Common Stock following the successful completion of this offering. Notwithstanding that officers and directors and certain stockholders will be locked up for a period of six (6) to twelve (12) months from the date on our Common Stock is trading on Nasdaq, they may have acquired their shares at a lower price than that of this offering. Accordingly, they may be incentivized to sell all or part of their holdings as soon as any applicable transfer restrictions have ended and such sales could have a negative impact on the market price of our securities.

We are an “emerging growth company” and a “smaller reporting company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our Common Stock less attractive to investors.

We are an “emerging growth company” and a “smaller reporting company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” and “smaller reporting companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our Common Stock held by non-affiliates is equal to or less than $250 million as of the last business day of the most recently completed second fiscal quarter, and (ii) our annual revenues is equal to or less than $100 million during the most recently completed fiscal year and the market value of our Common Stock held by non-affiliates is equal to or less than $700 million as of the last business day of the most recently completed second fiscal quarter.

We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile. In addition, taking advantage of reduced disclosure obligations may make comparison of our financial statements with other public companies difficult or impossible. If investors are unable to compare our business with other companies in our industry, we may not be able to raise additional capital as and when we need it, which may materially and adversely affect our financial condition and results of operations.

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IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect our management’s current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	Our ability to effectively operate our business segments;

•	Our ability to manage our research, development, expansion, growth and operating expenses;

•	Our ability to evaluate and measure our business, prospects and performance metrics;

•	Our ability to compete, directly and indirectly, and succeed in a highly competitive and evolving industry;

•	Our ability to respond and adapt to changes in technology and customer behavior;

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

•	Other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately                  (or approximately                  if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the common stock offered by us in this offering, based on public offering price of                  per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share of common stock would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $ million, assuming that the number of common stock offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares of common stock we are offering. An increase (decrease) of 1.0 million in the number of shares of common stock we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $ million, assuming the assumed initial public offering price stays the same.

We currently expect to use the net proceeds from this offering for the following purposes:

•	[*] of the net proceeds (approximately $[*] million) for [*];

•	[*] of the net proceeds (approximately $[*] million) for acquisitions; and

•	[*] of the net proceeds (approximately $[*] million) for general and administrative corporate purposes, including working capital and capital expenditures.

While we expect to use the net proceeds for the purposes described above, the timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business and the general economic conditions. We will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account. See “Risk Factors— Risks Related to this Offering and Ownership of our Common Stock— Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.”

DIVIDEND POLICY

We have never declared any cash dividends since inception and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors our Board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law. See also "Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock— Because we do not intend to pay any cash dividends on our shares of Common Stock, our stockholders will not be able to receive a return on their shares unless they sell them.”

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Prior to this offering, our Common Stock has not been listed on any stock exchange or quoted on any over-the-counter market or quotation system and there has been no public market for our Common Stock. We intend to apply to have our Common Stock listed on the Nasdaq Capital Market under the symbol “MGOL,” which listing is a condition to this offering. There can be no assurance that our listing application will be approved. For more information see the section “Risk Factors.”

As of August 2, 2022, we have 10,868,000 shares of Common Stock issued and outstanding held by 40 stockholders of record.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of December 31, 2021, as follows:

•	on an actual basis;
•	on a pro forma basis to give further effect to our issuance and sale of [*] shares of our Common Stock in this offering (assuming no exercise of the over-allotment option) at an assumed initial public offering price of $[*] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, resulting in net proceeds to us of $[*], after deducting estimated underwriting discounts and commissions, estimated offering expenses payable and repayment of debts of $[*]; and

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our common stock and other terms of this offering determined at pricing. You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	Actual	Pro forma(1)
Cash and cash equivalents	$87,922	$
Long-term debt	$-	$
Total long-term debt	$-	$
Stockholders’ equity:
Common stock, $0.00001 par value, 20,000,000 shares authorized; authorized and 9,593,000 shares issued and outstanding, actual	96
Additional paid-in capital	2,879,156
Accumulated deficit	(3,360,229)
Total MGO stockholders’ equity (deficit)	(480,978)
Non-controlling interest	66,971
Total stockholders' equity (deficit)	(414,007)
Total capitalization	$570,282.00	$

(1)	Does not include (i) [*] shares of our common stock underlying the underwriter’s warrants; (ii) 100,000 shares of our common stock underlying options to be issued to Maximiliano Ojeda, our CEO, upon the listing of our common stock on Nasdaq; (iii) 100,000 shares of our common stock underlying options to be issued to Virginia Hilfiger, our Chief Design Officer, upon the listing of our common stock on Nasdaq; (iv) 100,000 shares of our common stock underlying options to be issued to Julian Groves, our Chief Commercial Officer, upon the listing of our common stock on Nasdaq or (v) 54,250 shares of our common stock underling outstanding warrants with the exercise price of $1.00 per share.

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Each $1.00 increase or decrease in the assumed initial public offering price of $[*] per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), assuming no change in the number of shares to be sold, would increase or decrease the pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $[*], after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Common Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Common Stock and the as adjusted net tangible book value per share of our Common Stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2021 was ($414,007). Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Our historical net tangible book value per share as of December 31, 2021 was ($0.04). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our Common Stock outstanding as of December 31, 2021.

After giving further effect to our issuance and sale of [   ] shares of Common Stock in this offering at an assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us, our as adjusted net tangible book value as of [   ], 2022 would have been approximately $[   ], or approximately $[   ] per share. This represents an immediate increase in as adjusted net tangible book value per share of $[   ] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per share of approximately $[   ] to new investors purchasing Common Stock in this offering. Dilution per share to new investors purchasing Common Stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of December 31, 2021		$(414,007)
Increase in as adjusted net tangible book value (deficit) per share as of December 31, 2021		(0.04)
As adjusted net tangible book value per share after this offering	$
Dilution per share to new investors purchasing shares in this offering			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share after this offering by $[   ] per share and the dilution to new investors purchasing Common Stock in this offering by $[   ] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of [ ] shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by $[   ] and decrease the dilution per share to new investors participating in this offering by $[   ], assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of [ ] shares in the number of shares offered by us would decrease the as adjusted net tangible book value per share after this offering by $[   ] and increase the dilution per share to new investors participating in this offering by $[   ], assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase [   ] additional shares of Common Stock in this offering in full at the assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value per share after this offering would be $[   ] per share, and the dilution in as adjusted net tangible book value per share to new investors purchasing Common Stock in this offering would be $[   ] per share.

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We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The following table sets forth the total number of shares of Common Stock previously issued and sold to the existing stockholder, the total consideration paid for the foregoing and the average price per share of Common Stock paid, or to be paid, by the existing stockholder and by the new investors. The calculation below is based on the assumed initial public offering price of $[*] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us.

	Shares Purchased		Total Consideration		Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering
Investors participating in this offering
Total

The table above assumes no exercise of the underwriters’ option to purchase [   ] additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our Common Stock held by existing stockholders would be reduced to [   ]% of the total number of shares of our Common Stock outstanding after this offering, and the number of shares of Common Stock held by new investors participating in the offering would be increased to [   ]% of the total number of shares outstanding after this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements”

Overview

Headquartered in Florida with operations in New York and London, the Company is a performance-driven lifestyle brand portfolio company focused on strategically leveraging the fame, celebrity power and global social media influence of world class athletes, entertainers and other cultural icons to create fresh, modern and compelling product and apparel brands aligned with and inspired by the values, personal styles and aspirations of our valued brand partners.

Not new to building successful global lifestyle brands, MGO Global’s accomplished leadership team encompasses decades of experience in fashion design, brand development and management, sourcing and manufacturing, licensing, IT protection, corporate finance, consumer engagement and experience, ecommerce and retail sales and marketing. Moreover, they have led prolific brand development initiatives for fashion industry titans that have included Tommy Hilfiger, Fila, Burberry, J Brand, Guess, Brooks Brothers and True Religion, among many others, collectively generating billions of dollars in retail sales across the globe over the past 30 years.

Anchored by the Company’s end-to-end, scalable brand development platform, coupled with the MGO leadership’s track records of success and industry relationships and expertise, in 2018 the Company signed a global licensing agreement with legendary pro soccer player Lionel Messi, also known as Leo Messi, to spearhead the creation of the “Messi Brand” – a premium line of functional and sporty casual wear, accessories and home décor that is inspired by the superstar’s persona and trend-setting fashion sense – both on and off the pitch. The resulting in-demand collections reflect designs focused on being effortless and accessible to all, much like that of Messi’s personal style.

While The Messi Brand represents the first asset in MGO’s portfolio, the Company’s business model is underpinned by its intent to strategically expand its house of lifestyle brands through industry collaborations, licensing, acquisitions and organic brand development.

Guided by the Company’s expertise and fueled by its team’s passion to grow MGO Global into a major brand portfolio company and its brands into universally recognized symbols of excellence, MGO is committed to exceeding its partners’ and customers’ expectations by creating and delivering innovative, premium lifestyle clothing and products and earning lifetime fidelity to its brands through high touch customer engagement, service and attention.

For the years ended December 31, 2021 and 2020, the Company generated revenues of $880,340 and $694,584, respectively; reported net losses of $906,326 and $1,423,786, respectively; and negative cash flow from operating activities of $769,822 and $401,579, respectively As noted in our financial statements, as of December 31, 2021 we had an accumulated deficit of $3,360,229. There is substantial doubt regarding our ability to continue as a going concern as a result of our historical recurring losses and negative cash flows from operations, as well as our dependence on private equity and financings. See “Risk Factors – We have a history of operating losses and may continue to incur losses for the foreseeable future.”

Company History

MGO Global was incorporated as a Delaware corporation on December 6, 2021 through its subsidiary, MGO LLC. MGO LLC designs, manufactures, licenses, distributes, advertises and sells a range of products under the soccer legend Lionel Messi (“Leo Messi”) brand, referred to as the “The Messi Brand.” The Messi Brand is a premium lifestyle brand focused on providing consumers with a line of apparel, accessories and home décor inspired by and reflective of Leo Messi’s persona and trend-setting fashion style and preferences. In December 2021, the Company entered into an equity Rollover Agreement by and among MGO LLC and each of the members of MGO LLC. Under the Rollover Agreement, the members of MGO LLC rolled over all of their membership interests in exchange for 8,818,000,000 shares of the Company’s common stock. On the execution date of December 6, 2021, the stockholder’s equity was retroactively restated to reflect the Rollover Agreement. As a result, MGO LLC became a wholly-owned subsidiary of the Company and the Company succeeded to the business of MGO Global Inc. as its sole line of business.

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Recent Development

Impact of COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. In January 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern.” This worldwide outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses and facilities. These restrictions, and future prevention and mitigation measures, have had an adverse impact on global economic conditions and are likely to have an adverse impact on consumer confidence and spending, which could materially adversely affect the supply of, as well as the demand for, our products. Uncertainties regarding the economic impact of COVID-19 is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

The impacts of the pandemic on us have included, and in the future could include:

•	volatility in demand for our products as a result of, among other things, the inability of customers to purchase our products due to financial hardship, unemployment, illness or out of fear of exposure to COVID-19, shifts in demand away from consumer discretionary products and reduced options for marketing and promotion of products or other restrictions in connection with the COVID-19 pandemic;

•	increased materials and procurement costs as a result of scarcity of and/or increased prices for commodities and raw materials, and periods of reduced manufacturing capacity at our suppliers in response to the pandemic;

•	increased sea and air freight shipping costs as a result of increased levels of demand, reduced capacity, scrutiny or embargoing of goods produced in infected areas, port closures and other transportation challenges;

•	closures or other restrictions that limit capacity at our distribution facilities and restrict our employees’ ability to perform necessary business functions, including operations necessary for the design, development, production, sale, marketing, delivery and support of our products; and

•	failure of our suppliers and other third parties on which we rely to meet their obligations to us in a timely manner or at all, as a result of their own financial or operational difficulties, including business failure or insolvency, the inability to access financing in the credit and capital markets at reasonable rates or at all, collectability of existing receivables.

We source our products from suppliers and manufacturers located in Bangladesh, Brazil, China, India, Latvia, Mexico, Peru, Portugal and Sri Lanka. The impact of COVID-19 on these suppliers, or any of our other suppliers, co-manufacturers, distributors or transportation or logistics providers, may negatively affect the price and availability of our ingredients and/or packaging materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time, our ability to meet the demands of our customers may be materially impacted. To date, we have not experienced any reduction in the available supply of our products.

If we are forced to scale back hours of operation in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. If our operations or productivity continue to be impacted throughout the duration of the COVID-19outbreak and government-mandated closures, our business, financial condition and cash flows may negatively be impacted. The extent to which the COVID-19 pandemic will further impact our business will depend on future developments and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our business at this time.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues for a prolonged period, it could have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our Common Stock.

Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•	Net Sales. Our net sales currently consist of revenues generated from sales of apparel, accessories and home décor items marketed under The Messi Brand to consumers largely through our ecommere site, The Messi Store (found at www.themessistore.com), as well as some modest wholesale distribution through select retailers, and are a function of sales volumes, price (after reduction from wholesale discounts, when applicable) and product mix. The principal drivers of sales volumes of our products include:

▪	the global popularity of soccer legend Leo Messi among his hundreds of millions of fans and social media followers;
▪	our ability to successfully manage our manufacturing, supplier and third party logistics relationships and respond swiftly to any operational disruptions that could impact our ability to fulfill sales orders on a timely basis;
▪	our ability to design and deliver new collections and capsule collections each spring and fall that meet consumers’ changing needs and preferences while staying true to the design aesthetic and fundamental alignment with Leo Messi’s style and personal values;
▪	acceptance of our product mix, including new product design styles;
▪	potential changes in raw materials and finishing prices; and
▪	potential changes in the price of raw materials and finishings due to changes in the U.S. dollar exchange rate against the local currencies of the countries in which our third party manufacturers and suppliers operate.

•	Cost of Sales. Our cost of sales consists primarily of raw materials, particularly fabrics, manufacturing, finishing, labor costs, transportation and shipping costs. The principal factors that affect our cost of sales include:

▪	raw material and finishing prices and changes in the price of raw materials;
▪	sales volumes;
▪	our product mix; and
▪	our ability to streamline or create efficiencies in our production and distribution processes.

•	Operating Expenses. Our operating expenses consist principally of selling expenses, as well as distribution, ecommerce technologies, marketing and general administrative expenses.

•	Key Drivers of Profitability. The key drivers of our achieving and sustaining profitability include:

▪	Our ability to respond to economic conditions impacting the global fashion industry. In periods of recession when the GDP declines in any or all of our markets, consumers may switch from high to lower cost products. In order to achieve and sustain profitability, we must continue to offer a product mix comprised of both high end and affordable items that appeal to the customer base we serve. In periods of economic growth, consumers are more willing to purchase premium or higher-end branded products and our challenge in such periods is to offer to and encourage our customers – through marketing and other initiatives – to purchase our higher-end and higher margin products.
▪	Our ability to generally pass through increases in raw material prices to our customers. The prominent status of The Messi Brand should allow us to increase the prices of our products, at times with a lag, when raw material prices pressure our gross profit margins and positive operating results, although there can be no assurance that we will be able to do so in the future.
▪	Our ability to understand and attend to shifting fashion trends and consumer preferences through innovation. We believe that increasing our sales volume is critical for achieving and sustaining profitability. By focusing our design and product development activities on tailoring our products to the preferences of consumers, we believe that we will continue to increase sales volumes and improve our operating results.
▪	Our ability to achieve efficiencies and economies of scale. The ability to grow our sales volume while maintaining our current cost structure is essential in order to achieve profitable results. In order to increase our productivity, we need to efficiently use our production and distribution facilities and control variable costs and expenses. In addition, within fixed costs and expenses, we need to achieve economies of scale as we intend to continue increasing our sales volumes without significant increases in our resources.

Our operating results are generally not materially affected by seasonality.

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Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table provides certain selected financial information for the period presented:

	December 31, 2021	December 31, 2020	$ Changes	% Changes
Sales, net	$880,340	$694,585	$185,755	26.7%
Cost of Goods Sold	392,407	382,820	9,587	2.5%
Gross profit	487,933	311,765	176,168	56.5%
Gross profit percentage	55.4%	44.9%	10.5%	23.5%
Total operating expenses	1,407,192	1,690,939	(283,747)	-16.8%
Operating loss	(919,259)	(1,379,174)	459,915	-33.3%
Total other (income) expenses	66,636	44,612	22,024	49.4%
Net loss	$(985,895)	$(1,423,786)	$437,891	-30.8%

Net Revenue

For the year ended December 31, 2021, revenues climbed 26.7% to $880,340, compared to $694,585 reported for the year ended December 31, 2020. The increase of $185,755 was primarily due to increased awareness of The Messi Brand and expansion of the collections and capsule collections offered to consumers through The Messi Store, found at www.themessistore.com.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2021 totaled $392,407, representing a 2.5% increase over cost of goods sold of $382,820 in the prior year. The increase of $9,587, or 2.5%, was attributable to the increase in the gross profit margin described below.

Gross Profit Margin

The gross profit margin on sales rose to 55.4% for the year ended December 31, 2021, which compared to 44.9% for the 12 months ended December 31, 2020. The 10.5% improvement is the result of the expanded mix of higher margin products in 2021.

Selling and Marketing Costs

Selling and marketing costs consisted of selling expenses, ecommerce expenses, license expenses (reflected as “lease expenses” on the accompanying consolidated statement of operations) and logistics services. Selling and marketing costs for the 12 months ended December 31, 2021 were $726,662, compared to $589,108 for the 12 months ended December 31, 2020.  The increase of $137,554, or 23.3%, was largely due to an increase of $115,209 in license expenses associated with the Trademark License Agreement with Leo Messi Management SL, coupled with higher ecommerce expenses, which increased $44,444 for the year ended December 30, 2021. The increase was offset by a modest decrease in selling expenses, which declined $3,170 on a comparable year-over-year basis. The increase was also offset by a decrease in logistics expenses, which declined $18,929 on a comparable year-over-year basis.

Payroll Expenses

Payroll expenses for the 12 months ended December 31, 2021 totaled $466,738, compared to $446,087 for the 12 months ended December 31, 2020.

General and Administrative Expenses

General and administrative expenses rose 37.3% to $213,792 for the year ended December 31, 2021, compared to $155,744 reported for the year ended December 31, 2020. The increase of $58,048 was primarily attributable to increased costs associated with legal and accounting expenses associated with the formation of the Delaware corporation and related actions, as well as costs associated with preparation for the Company’s two-year audit, private placement financing activities and other related IPO planning strategies.

Other Expenses

Total other expenses rose 49.4% to $66,636 for the 12 months ended December 31, 2021, compared to $44,612 for the 12 months ended December 31, 2020. The increase was largely due to higher finance charges, which climbed $70,701, or 212.4%, offset by lower other net expenses of $7,077, and by other income of $41,600 relating to PPP loan forgiveness from the U.S. government.

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Net Loss

For the year ended December 31, 2021, net loss declined 30.8% to $985,895, or $0.09 loss per basic and diluted share, compared to a net loss of $1,423,786, or $0.16 loss per basic and diluted share reported for the year ended December 31, 2020.

Liquidity and Capital Resources

Liquidity

We have primarily financed our operations through the sale of unregistered equity, promissory notes and other debt facilities.

As of December 31, 2021, our Company had cash and cash equivalents of $87,922, accounts receivable, net of $3,285, current assets totaling $570,282 and total assets of $570,282. We had total liabilities of $984,289 and negative working capital of $393,160 Stockholders’ equity reflected a deficit of $414,007.

Sources and Uses of Cash for the Years Ended December 31, 2021 and 2020

Net cash used in our operating activities was $769,822 for the 12 months ended December 31, 2021, an increase from the net cash used by operating activities of $401,579 in the 12 months ended December 31, 2020. The increase in net cash used by our operating activities was largely attributable to higher stock compensation expenses, warrants used for financing expenses and the accounting for leased right-of-use assets associated with the Trademark License Agreement with Leo Messi Management SL. The increase in net cash used in our operations was offset by PPP loan forgiveness, lower inventory costs and the accounting for lease liabilities relating to our license agreement with Leo Messi.

Net cash used by investing activities was $0 and $250,000 for the years ended December 31, 2021 and 2020, respectively.

Net cash provided by financing activities totaled $735,908 for the 12 months ended December 31, 2021, which compared to net cash provided by financing activities of $39,542 recorded for the same 12-month period in 2020. The increase in 2021 was due primarily to shares used for cash totaling $659,100 and borrowings from loans provided by related parties and other loans totaling $122,877, offset by payments of loans to related parties and other loans to unrelated parties totaling $46,070.

Going Concern

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. Such assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

As reflected in the accompanying financial statements, the Company had a net loss of $(906,326) and $(1,423,786) for the years ended December 31, 2021 and December 31, 2020, working capital deficit of $(393,160) and $(284,762) as of December 31, 2021 and December 31, 2020, and stockholder’s deficit of $(414,007) and $(284,762), respectively. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern.

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The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Availability of Additional Funds

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Other than the borrowings from related and third parties, we do not have any credit agreement or source of liquidity immediately available to us.

Since our inception, our operations have primarily been funded through proceeds from existing and new shareholders in exchange for equity and debt. Between January 1, 2022 and June 30, 2022, we have received an aggregate of $1,095,372 associated with the issuance of Common Stock, promissory notes and warrants to existing shareholders, related parties and lending institutions. Although we believe that we have access to capital resources, there are no commitments in place for new financings as of the filing date of this prospectus and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to fund the Company’s operations. To that end, while we are in the process of preparing to complete an Initial Public Offering of our Common Stock, we may be required to raise additional funds through equity or debt financing in the interim. However, there can be no assurance that we will be successful in securing additional capital or succeeding in our efforts to raise capital through an Initial Public Offering. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; and/or (c) seek extensions of time to fund our liabilities.

If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares currently trade. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties.

Our audited financial statements included elsewhere in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate our continuation as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

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Contractual Obligations

We do not have any long-term capital lease obligations, operating lease obligations or long-term liabilities, except as follows:

Equity Joint Venture Contract and License Agreement with Shanghai Celebrity International Trading Co.

On August 29, 2019, the Company entered into an Equity Joint Venture Contract and License Agreement with Shanghai Celebrity International Trading Co., Ltd (“SCIT”) for a (20) Twenty Years term commencing from the executive date of December 6, 2021. Per the Equity Joint Venture Contract and License Agreement, SCIT is to engage in the sale and distribution of MGO Products and/or other commercial products within the agreement defined Territories (PRC, Hong Kong S.A.R., Macau S.A.R., Taiwan, and Singapore). Under the terms and conditions of the agreement, MGO will receive USD$2 million from SCIT and invest $500,000 into the registered capital of the Joint Venture.

As of December 31, 2021, the Company received $1,995,000 from SCIT, in which, the Company has invested $500,000 to this Joint Venture with SCIT, as disclosed and claimed in the agreement. The Company has impaired the $500,000 investment in the Joint Venture since there has been no further development or operations in the Joint Venture.

Leo Messi Management SL Lease Agreement

On November 20, 2021, the Company entered into a Trademark License Agreement with Leo Messi Management SL (LMM) to have the exclusive, worldwide license to use Leo Messi’s Trademarks for the purpose of developing, manufacturing, marketing, and promoting his products. The Company is to pay LMM a minimum guaranteed amount on account of royalties amounting to Four Million Euros (4,000,000 €), net of taxes and last payment due on November 15, 2024.

As of December 31, 2021 and December 31, 2020, the Company has paid the initial payment of $573,329 (500,000€) and $0 in lease expenses to LMM, respectively.

Loan Payable, Unrelated Party Transactions

On July 30, 2021 and September 10, 2021, the Company entered into two loan agreements with PayPal for the same amounts of $25,000, providing for principal and monthly payments of $560 and $587, respectively, of which incurred total interest of $4,122 and $5,539 over the term of the loans, respectively. The loan agreements will mature on November 30, 2025 and January 10, 2026, respectively.

Loan Payable, Related Parties Transactions

The Company borrowed $72,877 from the Company’s officers and paid them $25,500 for the year ended December 31, 2021. The Company also received $8,942 and paid $0 from and to the officers for the year ended December 31, 2020. These borrowings do not have a fixed maturity date or stated rate of interest. As of December 31, 2021 and December 31, 2020, the balance of loans payable to our officers was $103,270 and $55,893, respectively.

During the years ended December 31, 2021 and December 31, 2020, related parties imputed interest was $10,519 and $6,176, respectively; and the imputed interest was recorded as interest expense and an increase in additional paid-in capital based on a rate of 12%.

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Paycheck Protection Program

On May 8, 2020, the Company received $41,600 of proceeds from a note payable issued under either the Small Business Administration "the SBA" Paycheck Protection Program ("PPP") under section 7(a)(36) of the Small Business Act or the SBA's Paycheck Protection Program Second Draw Loans under Section 7(a)(37) of the Small Business Act. The note matures in two years and bears interest at 1% per year. In April 2021 our PPP Loan was forgiven by the SBA in its entirety.  The forgiveness was accounted for as other income which resulted in a gain of $41,600 recorded in our statement of operations.

Critical Accounting Policies and Estimates

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounts Receivable

Accounts receivables are carried at their estimated collectible amounts, net of any estimated allowances for doubtful accounts. We grant unsecured credit to our customer’s deemed credit worthy. Ongoing credit evaluations are performed and potential credit losses estimated by management are charged to operations on a regular basis. At the time any particular account receivable is deemed uncollectible, the balance is charged to the allowance for doubtful accounts. As of December 31, 2021 and December 31, 2020, the Company had no allowance for accounts receivable.

Inventory

Inventory consists of raw materials and finished goods ready for sale and is stated at the lower of cost or net realizable value. We value inventories using the weighted average costing method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We regularly review inventory and consider forecasts of future demand, market conditions and product obsolescence. If the estimated realized value of our inventory is less than cost, we make provisions in order to reduce its carrying value to its estimated net realizable value.

Lease

The Company’s leases primarily consist of the license agreements with LMM. The Company recognizes a lease liability to make contractual payments under all leases with terms greater than twelve months and a corresponding right-of-use asset, representing its right to use the underlying asset for the lease term. The lease liability is initially measured at the present value of the lease payments over the lease term using the collateralized incremental borrowing rate since the implicit rate is unknown. Options to extend or terminate a lease are included in the lease term when it is reasonably certain that the Company will exercise such an option. The right-of-use asset is initially measured as the contractual lease liability plus any initial direct costs and prepaid lease payments made, less any lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

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Leased right-of use assets are subject to impairment testing as long-lived asset at the asset-group level. The Company monitors its long-lived assets for indicators for impairment. If impairment indicators are present, the Company tests whether the carrying amount of the leased right-of-use asset is recoverable including consideration of sublease income, and if not recoverable, measures impairment loss for the right-of-use asset or asset group.

Revenue Recognition

The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods. The Company recognizes revenues following the five-step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

Revenue transactions associated with the sale of the Leo Messi Brand products, comprise a single performance obligation, which consists of the sale of products to customers either through direct wholesale or online sales through our website www.themessistore.com. We satisfy the performance obligation and record revenues when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. Control is transferred to wholesale customers upon shipment or upon receipt depending on the country of the sale and the agreement with the customer. Control transfers to online customers at the time of shipment. The transactions price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and miscellaneous claims from customers. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 days or less of shipment to or receipt by the wholesale customer. Payment is due at the time of sale for direct wholesale and online transactions.

Income Taxes

The Company accounts for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law. For deferred tax assets, management evaluates the probability of realizing the future benefits of such assets. The Company establishes valuation allowances for its deferred tax assets when evidence suggests it is unlikely that the assets will be fully realized.

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. Income tax positions that previously failed to meet the more likely than not threshold is recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not threshold is derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company classifies potential accrued interest and penalties related to unrecognized tax benefits within the accompanying consolidated statements of operations and comprehensive income (loss) as income tax expense.

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Earnings Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding plus common stock equivalents (if diluted) related to warrants and convertible instruments, if applicable.

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OUR BUSINESS

Business Overview

Founded in October 2018 and headquartered in Florida with operations in New York and London, we are a performance-driven lifestyle brand portfolio company focused on strategically leveraging the fame, celebrity power and global social media influence of world class athletes, entertainers and other cultural icons to create fresh, modern and compelling product and apparel brands aligned with and inspired by the values, personal styles and aspirations of our valued brand partners.

Not new to building successful global lifestyle brands, our accomplished leadership team encompasses decades of experience in fashion design, brand development and management, sourcing and manufacturing, licensing, IP protection, corporate finance, consumer engagement and experience, ecommerce and retail sales and marketing. Moreover, members of our leadership team have led prolific brand development initiatives for fashion industry titans that have included Tommy Hilfiger, Fila, Burberry, J Brand, Guess, Brooks Brothers and True Religion, among many others, collectively generating billions of dollars in retail sales across the globe over the past 30 years.

Anchored by our end-to-end, scalable brand development platform, coupled with our leadership’s track records of success and industry relationships and expertise, we signed a global licensing agreement in [MONTH] 2018 with legendary pro soccer player Lionel Messi, also known as Leo Messi, or Messi, to spearhead the creation of “The Messi Brand” – a premium line of functional and sporty casual wear, accessories and home décor that is inspired by the superstar’s persona and trend-setting fashion sense – both on and off the pitch. The resulting in-demand collections contain designs focused on being effortless and accessible to all, much like that of Messi’s personal style.

While The Messi Brand represents the first asset in our portfolio, our business model is underpinned by our intent to strategically expand our collection of lifestyle brands through industry collaborations, licensing, acquisitions and organic brand development.

Guided by our expertise and fueled by our passion to grow MGO Global into a major brand portfolio company and our brands into universally recognized symbols of excellence, we are committed to exceeding our partners’ and customers’ expectations by creating and delivering innovative, premium lifestyle clothing and products and earning lifetime fidelity to our brands through high touch customer engagement, service and attention.

Our Core Values

Since our inception, we have consciously fostered a corporate culture in which our core values are deeply ingrained in our identity and serve as a compass to guide our decision-making and business-building processes. Our core values are the source of our Company’s drive and distinctiveness, thoughtfully woven into our organizational fabric to influence how we think, work and act. These core values are:

•	Collaboration: we enthusiastically welcome and apply insight, experience, ideas and perspective gained from each other, our trusted business partners and our customers.

•	Integrity: we honor our word which earns trust.

•	Accountability: we trust our experience and apply common sense when implementing and adhering to financially, socially and environmentally responsible policies and practices that positively impact our stakeholders, the communities where we live and work, and the world, at large.

•	Passion: demonstrate pride in our brands, in the quality of our products and in each other through our words and actions.

•	Diversity and Inclusion: embrace and celebrate individual uniqueness and respect diversity of views, ideas and cultures.

The Messi Brand

Born in Argentina, Leo Messi discovered his love and great aptitude for soccer as a young boy. At age eight, he was recruited to the youth soccer system of Newell’s Old Boys, a local sports club affiliated with the Argentine Football Association. Considerably smaller than most kids his age, Messi was eventually diagnosed with a hormone deficiency that compromised his growth, resulting in his suffering through a costly regimen of nightly growth hormone injections. When he was offered the opportunity to train at soccer powerhouse FC Barcelona’s youth academy and have his medical bills covered by the team, he did not hesitate to migrate to Spain to pursue his passion. Today, Messi is widely regarded as one of the sport’s greatest players of all time.

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Messi currently plays as a forward for France’s Paris Saint Germain team and captains the Argentina national team. Until joining the Paris Saint Germain club in 2021, he had spent his entire professional career with FC Barcelona, where he won a club-record 35 trophies, including 10 La Liga titles, seven Copa del Rey titles and four Union of European Football Associations (UEFA) Champions Leagues. His renowned skill on the field has led him to be universally recognized as one of the best soccer players in the world, earning him a record seven Ballon d’Or, an annual soccer award presented by French news magazine France Football; as well as six European Golden Shoes, an award that is presented each season to the leading goal scorer in the top division of a European national soccer league. Among many other records, awards and acclaim, Messi also won a gold medal at the Beijing 2008 Olympic Games when the Argentina National Team beat Nigeria.

In 2022, Messi claimed the top spot in Forbes’ 2022 annual ranking of the world’s highest-paid athletes (for the second time – the other was in 2019), surpassing $1 billion in career earnings. Earlier in his career, Messi was recognized as one of Time’s 100 most influential people in the world in 2011 and 2012. Recently commenting on the impact of Messi’s career impact on the sport of soccer, The New York Times reported in March 2022, “It is likely the last 15 years will come to be seen almost exclusively through the lens of Messi and Ronaldo (Cristiano Ronaldo). They have, after all, dominated this era of soccer, and so it is fitting, in many ways, that they should come to define it.”

Having overcome his childhood health and physical challenges, Messi is to many people more than just a great soccer player – he is an idol, a leader, even a hero. Beloved by millions of fans worldwide, Messi boasts a massive, passionate social media following comprised of 345.7 million on Instagram (ranked #4 overall for most followers); 105 million on Facebook (ranked #14 overall for most followers); 1.32 million subscribers on YouTube and 7 million on Weibo, China’s largest social media platform.

Demonstrating just how impactful the Messi name is on the fashion industry, when 150,000 Messi soccer shirts went on sale on Paris Saint-Germain’s website on the day his transfer from Barcelona to France was announced, the shirts sold out in just seven minutes, according to SportBible.com.

MGO Global’s chief goal for The Messi Brand is to extend and amplify Leo Messi’s values, vision and uncompromising sportsmanship that have distinguished him on the soccer field and seamlessly translate them to high quality apparel and products created or curated for discerning customers who love and respect the celebrated athlete.

Brand Design and Aesthetic

The Messi Brand design team is led by MGO Global co-founder and Chief Design Officer Ginny Hilfiger, who worked in close collaboration with Leo Messi to craft the fundamental design aesthetic that has continued to inform and inspire the development of each year’s casual, but elegant spring and fall collections. Two of the brand’s signature design elements, the color palette and the incorporation of “10” and “30,” are nods to Messi’s soccer teams – the color palette is largely composed of his teams’ colors, light blue, navy blue, white and red, the “10” is his jersey number both in Barcelona and the Argentinian national team, and the “30” is his jersey number for Paris Saint Germain.

Each item released is carefully constructed with premium fabrics, and quality stitching and design techniques to create clothing that is as technically advanced as Messi’s style of play on the field. A key design imperative insisted on by Messi is to ensure quality, comfort and versatility always remain priorities for the brand.

More than ever, sustainability is dominating consumer priorities and the fashion agenda. We believe that one of the most important ways to reduce our environmental impact is to limit the production of virgin raw materials and decrease textile waste. By offering our customers a conscious shopping choice with sustainable, affordable pieces that are designed to be aligned with our brand values, while being on trend, The Messi Brand is committed to proactively supporting and promoting a much more circular, responsible economy. Moreover, we are thoughtfully choosing our supply chain partners to ensure that our core values are in sync with one another, and our combined sustainability initiatives serve as a force multiplier in aiding our industry to reduce textile waste worldwide.

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The Messi Brand Collections

Current collections available in The Messi Store (www.themessistore.com) provide for a range of sporty menswear pieces from edgy graphic t-shirts and sweatshirts to well-cut quilted jackets and high performance polos and pants. In addition, graphic t-shirts for women and kids are offered, along with plush bathrobes, graphic beach towels, rugs, posters and keychains. Currently, best-selling mainstays and limited editions, or capsule collections, available for purchase from The Messi Store website include:

•	Messi Collection: a wide selection of long-sleeved rugby and crew t-shirts, signature track jackets, hooded jackets, two-way zip knit jackets and mixed media funnel jackets. This collection also includes an innovative, lightweight vest in classic camo which utilizes SOLAR ball Technology, an innovative insulation technology that is an animal-friendly alternative to winter jackets made with duck or goose down feathers.

•	LM Tattoo II: a capsule collection comprised of a limited number of hoodies and polos accented with embroidered replicas of Messi’s flower and crown tattoos, as well as a hummingbird. In game play, Messi has been compared to a hummingbird since Messi is smaller and faster, mesmerizing to watch, gentle on the pitch and graceful in action.

•	Messi Studio: available only for shipping in the U.S. and Canada, this capsule collection features the brand’s most bold, artsy and exclusive graphic t-shirt creations, each dropping in very limited quantities.

•	Messi Green: this capsule collection, which pronounces that “waste is a design error,” is responsibly made in Portugal using 100% deadstock (recycled) cotton, creating value for the waste generated along the production chain, reducing or eliminating waste and promoting the circular economy. This limited collection features sweatshirts, sweat pant French terry joggers and shorts, cargo sweat pant joggers, hoodies and t-shirts. All products in the Messi Green collection are marked with the stamp of eco-approval or feature a print of Vila Franca do Campo, one of the most iconic landscapes on the Azorean Island of Sao Miguel – home to thousands of endangered species and a symbolic reminder that few things on Earth are in infinite quantities.

•	Messi Signature Two Pocket Plaid Flannel Shirt: Messi’s preferred casual dress shirt.

•	Messi Signature Tech Flexweave Chino Pants: Messi’s preferred casual trouser, available in black and navy blue.

•	Messi Graphic Hoodies and T-Shirts: a line of classic graphic hoodies, sweatshirts and t-shirts featuring Messi silhouettes, logos and championship prints.

•	Messi Graphic T-Shirts for Kids: a line of Messi’s classic graphic t-shirts available in kids’ sizes.

•	Messi Graphic T-Shirts for Women: a diverse line of graphic t-shirts designed to fit and flatter Messi’s female soccer fans with most available in multiple colors.

Consumer Reviews

Based on customer feedback surveys emailed to The Messi Store customers and reviews posted on other online venues, consumer opinions of The Messi Brand have been highly complimentary of the quality and appeal of our products. Example reviews include:

•	“The Messi Store brand is amazing good quality and unique to Messi style and I love it! I will forever be a customer here!” Astri J., Verified Buyer, Feedback Survey

•	“Much love to the whole team @themessistore. I’m obsessed with these clothes. The feel definitely reflects quality/effort put into making them.” @WONDR94, Instagram testimonial

•	“Clothing worth Messi’s name attached to them. I purchased the Stencil Zip Through Hoodie and the new Signature Cuff Track Jacket for my son. We were amazed by the quality and comfort these provide. These were for my son, but I am considering getting my own.” Verified Buyer, Messi Store mobile app review

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•	“I absolutely love what I have bought. I wear it with pride, it looks great and more importantly, it feels amazing. The quality has exceeded my expectations. Keep doing what you are doing! You guys rock!” Julian P., Verified Buyer, Feedback Survey

•	“Great Purchase. The quality was just as expected and it fit my son perfectly! Seeing the Messi log inside the (bomber) jacket was a bonus! Loved it." Edith F. Verified Buyer, YOTPO Review

•	“Trust me; it will always be worth it because the clothes will stay in your closet forever. I love the material of Messi Brand clothing and I always see his brand as a luxury brand. The material, how they fit, and the colors are something else…” Manaseerx, Verified Buyer, Messi Store mobile app review

Expansion of The Messi Brand

Our Messi Brand development roadmap provides for the classic core of the collection to remain intact, supplemented with a line of cool, fun streetwear, and later, a higher-end collection of men’s casual tailored wear and functional outerwear. Expansion of our childrenswear, accessories and home product collections are also being considered. Further, given our core value of corporate social responsibility, we are committed to gradually expanding our sustainable, eco-friendly Messi Green line, which currently represents approximately 10% of the overall collection.

In addition, we will look to forge trusted brand collaborations to expand The Messi Brand into new consumer product categories – a strategy that has contributed to increasing brand awareness and market penetration for The Messi Brand since it was first launched.

For example, in tandem with the debut of The Messi Store in 2019, we partnered with Richard James Savile Row to design a capsule collection titled Tailored by Richard James, which was featured on The Messi Store and in Santa Eulalia in Barcelona, which according to Pitti Uomo and The Business of Fashion is among the top 30 luxury menswear stores in the world. (Santa Eulalia served as the venue for the official Messi Brand launch party, playing host to Messi, the MGO team, numerous reporters and photographers, and hundreds of fans who attended such event .) Consisting of an unstructured, precision cut blazer, complimentary slim-fit chinos, shirts, polos and the finishing touches of socks, pocket squares and scarves, the Tailored by Richard James limited editions encapsulated Richard James’ contemporary, fashion-led Savile Row style and Messi’s distinctive fashion sense and commitment to excellence.

In 2021, The Messi Store formed a strategic collaboration with world-renowned floral display artist Mr. Flower Fantastic to release the Handle with Care Messi 10 – a custom designed soccer ball-shaped planter handcrafted from solid marble and released exclusively on the NTWRK app. Aimed at Gen Z and Millennial consumers and boasting a monthly audience exceeding ten million viewers, NTWRK is a video shopping app that offers tools that allow creators to interact with viewers and sell curated products in real-time in what has been called a mix of QVC, Twitter and Twitch.

The Messi Brand is also actively collaborating with UK-based SikSilk to design and develop co-branded collections for co-marketing through our respective ecommerce channels. SikSilk produces casual apparel that combines the styling of sportwear and edgy streetwear popular with today’s youth.

Prior to the onset of the COVID pandemic in 2020, we were engaged in exploring brand collaborations with a number of notable lifestyle brands, including opportunities with Lebron James’ UNKNWN, a Miami-based retail destination and culture creator within the worlds of art, fashion, sports and music; with Billionaire Boys Club, a globally recognized clothing, accessories and lifestyle brand founded by Pharrell Williams and Nigo; and with Thursday Boot Company, a high quality footwear brand based in New York City. While these early discussions were stalled due to the pandemic, we may elect to reinvigorate these opportunities while pursuing other collaboration, licensing and global or regional distribution opportunities.

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Brand Marketing Strategy

We are actively engaged in implementing a purpose-driven brand marketing strategy that is founded on three primary pillars: business and financial discipline, consumer-centricity and amplified brand communication which leads with a digital-first mindset. By leveraging the influence and social following of Leo Messi, we are endeavoring to scale our sales and customer base through defined content and media strategies that will grow our customers from knowing our brand, liking our brand, loving our brand and to living our brand.

We believe that never before has the power to build a global consumer brand in a matter of a few years been more readily possible, due in large measure to the prominence, reach and influence of ecommerce, social media and digital marketing. This cultural phenomenon is expected to fuel and accelerate The Messi Brand’s growth, because we understand the mission critical significance of engaging and inspiring our target audiences through ‘shareworthy’ messaging and meaningful online interaction with and storytelling through our brand and brand identity. Moreover, we strive to attain enduring customer trust and loyalty by delivering on our brand promise of “Precision. Excellence. Humility” – all with an uncompromising commitment to excellence in all that we do.

Our ecommerce store is found at www.TheMessiStore.com, and our Messi Store mobile apps are available for download through both the App Store and Google Play app marketplaces. Created using the scalable, secure and proven ecommerce software Shopify, The Messi Store is accessible to consumers worldwide in a multi-currency environment with built-in customer engagement tools that drive highly personalized shopping experiences for our store visitors. According to information supplied on Shopify.com, Shopify is one of the most scalable, feature-rich and fastest growing ecommerce platforms, powering over one million ecommerce stores in 175 countries.

Social Media Marketing

We rely heavily on social media and digital marketing tools and content to reach and access prospective customers where they are online, with particular emphasis on Instagram, Facebook, YouTube and Weibo (in China). Currently, the collective number of fans and followers of Leo Messi and The Messi Store total over 400 million on Instagram and 105+ million on Facebook, alone, representing a massive, passionate audience of prospective buyers of The Messi Brand apparel, accessories and home goods. Monthly marketing initiatives include Leo Messi posting selfies and other images wearing Messi Brand wear.

Pop-Up Stores and Kiosks

Pop-up stores and kiosks have become a viable new sales channel for consumer products companies of all scopes and sizes, enabling the implementation of low cost, temporary, seasonal or year-round Direct-to-Consumer (DTC) retail programs, and allowing companies to cost effectively test new markets, enhance brand exposure and drive incremental sales growth.

We will seek to identify potential strategic business partners interested in collaborating with us on testing pop-up stores and kiosks in highly trafficked venues where Messi fans may congregate, including major soccer events and in-store collection launches, among others. Assuming these tests prove successful, then we will look to implement a roll-out of pop-up stores and kiosks in geographic regions around the globe.

Our Supply Chain Strategy

Based on our leadership’s experience in building global lifestyle brands for many of the world’s leading apparel companies, we have established, long-standing relationships and key industry knowledge that empowers us to best identify and leverage qualified third-party suppliers and manufacturers to produce our raw materials and finished products. We directly and actively manage every aspect of our product design, development and production process. Our in-house innovation and design team works closely with our suppliers to source or develop the materials for our products that meet our exact specifications for comfort, stretch, durability, functionality, sustainability and performance. Our in-house production team selects our fabric and trim suppliers, directly manages the relationships between these suppliers and our finished product manufacturers and drives our production allocation strategy and production schedules.

We regularly source new suppliers and manufacturers across the world to support our ongoing innovation and growth, and we carefully evaluate all new suppliers and manufacturers to ensure they share our high standards for quality and precision in manufacturing, ethical working conditions and social and environmental sustainability practices.

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Distribution Channels for Messi Brand Products

Direct to Consumer (D2C) Channels

Ecommerce: The Messi Brand is a digitally native brand aimed at using proven technology to deliver a unique customer experience. Our first collection of Messi Brand apparel debuted in The Messi Store (www.themessistore.com) in September 2019. On launch day, fan traffic was so robust it caused the site to crash. Since then, The Messi Store has had over 3.2 million unique online visitors – 90% of whom have accessed our ecommerce platform through mobile devices – and has shipped orders to customers in 110 countries, with more than half of all sales stemming from the United States.

Mobile Commerce: In November 2020, MGO launched The Messi Store mobile app, which is available for download from the App Store and Google Play. The app provides us with the ability to provide users with exclusive and/or early access to newly released Messi Brand collections, collaborations and giveaways. Since its launch, the app has been downloaded by more than 120,000 users residing in over 120 countries worldwide.

Event-Specific Pop-Up Stores: As the world evolves and becomes more digitally focused and dependent, and virtually everything can be ordered and delivered in a matter of hours or days, it becomes more difficult for brands to stand out against their competitors. Moreover, we understand and appreciate that consumers are demanding and responding to novel, highly engaging experiences in their interactions with brands. To that end, we believe that event-specific pop-up stores could prove beneficial and cost efficient for The Messi Brand, providing us with unique and potentially meaningful brand exposure to our core target markets of Messi fans and supporters. Specifically, we may elect to explore creating pop-up stores at or near major men and women’s soccer events, such as FIFA World Cups, Champions League finals and competitive match-ups that draw passionate fans. In addition to allowing us to test consumer engagement campaigns or experiment with marketing new product categories in an environment where immediate consumer reaction and feedback can be readily captured, the use of pop-up stores may also drive more online traffic to The Messi Store by building memorable customer experiences, which we believe will retain new audiences and strengthen loyalty with our existing valued customers.

Wholesale Channels

We believe that by first creating a strong, direct and intimate connection with consumers through our proprietary D2C channels, we will gain critical market insight and the perspective necessary to guide traditional retailers and other wholesale channels on how best to showcase and merchandize our products, by arming us with smart demographic and psychographic intelligence and refining The Messi Brand voice and attitude.

Ultimately, we envision offering Messi Brand apparel and products through a robust bricks-and-mortar strategy, targeting high-end specialty clothing and home goods stores worldwide. However, we are currently pursuing this strategy slowly, responsibly and cautiously, particularly given the prevailing economic challenges confronting a retail environment still recovering from the COVID pandemic.

In partnership with travel retail specialist Duty Free Americas, Messi Brand products are now being sold in two duty-free stores at the Uruguay-Brazil border, with a third location set to open soon. Further, we expect to establish a department store presence in Latin America in the near future in major urban regions within Argentina, Chile, Colombia and Mexico.

Moving forward, we are also considering the merits of building a global network of distribution partners and sub-licensees which have established relationships with leading premium apparel retailers in key geographic regions around the world that present compelling new market penetration opportunities for The Messi Brand.

Finally, we believe that premium outlets may prove to be an attractive wholesale distribution channel for The Messi Brand in the future – one through which we can fill the niche for physical connection with our existing and prospective new customers and promote overall revenue and earnings growth.

Sub-Licensing Channels

Products made under sublicensing arrangements with The Messi Brand will, in most cases, be sold through retailer and other wholesale channels. We expect that, with our approval, the licensees with which we may elect to partner, will have the right to distribute products selectively through other venues, which provide additional, yet controlled, exposure of our brand. In addition, this strategy provides for a cost-effective means to produce Messi-branded apparel, accessories and home goods that may be more suitable for local niche markets and cultural-specific consumer trends.

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We have recently negotiated a licensing and distribution agreement with a large Brazilian specialty apparel company to collaborate on the design and production of a collection of loungewear, underwear, socks and swimwear for The Messi Brand. This new partner will be responsible for marketing these product lines through its own established wholesale channel and retail stores throughout Latin America and will also supply products for The Messi Store ecommerce platform, thereby expanding the scope of our collections and consumer offerings and fueling greater revenue growth opportunities for our Company.

Warehousing and Logistics

MGO Global has partnered with an international logistics company serving many renowned brands across global consumer goods industries. With distribution centers spanning the Netherlands, Belgium, the United Kingdom and the United States, this bonded third-party logistics, or 3PL, company has the capacity to process more than 300 million pieces of merchandise annually and distribute over 20 million packages through retail, wholesale and ecommerce sales channels. In addition, this trusted partner shares our commitment to sustainability with specific initiatives focused on carbon footprint reduction, social involvement and becoming the employer of choice in its industry and ethical business practices and sustainable growth. More specifically, 85% of their operations run on renewable energy and they have committed to achieving a 90% recycling rate for 2023.

We regularly evaluate our distribution infrastructure and capacity to ensure that we remain positioned to timely and efficiently meet our anticipated needs and support our continued growth of The Messi Brand — and other brands that we may organically grow or acquire in the realization of our expanded portfolio of global lifestyle brands.

Market Opportunities

Total Addressable Market

In its 28 Dazzling Fashion Industry Statistics [2022] online article dated March 13, 2022, Zippia states that the global fashion industry was valued at $1.5 trillion in 2020 and accounts for two percent of the world’s GDP. Despite concerns that inflation would keep shoppers from spending their disposable income, consumer spending on clothing and footwear in the U.S. alone increased a seasonally adjusted 1.9 percent in April 2022 from the prior month to $505.4 billion, the U.S. Bureau of Economic Analysis (BEA) revealed in late May 2022 in its Personal Income and Outlays report.

Concurring, global management consulting firm McKinsey & Company reported in its The State of Fashion 2022 report that this year the fashion industry can return to growth as changing category landscapes, new digital frontiers and advances in sustainability continue to present opportunities. The report notes, “…after nearly two years of disruption, the [global fashion] industry is beginning to find its feet again.” The report further states “Overall, global fashion sales are on track to pick up momentum in 2022, as increasingly hopeful consumers unleash pent-up buying power, refreshing their wardrobes as social life begins to resume in many key markets around the world.”

From a demand perspective, Gen-Z and wealthier consumers from middle-income groups and upwards are predicted by McKinsey to demonstrate the strongest appetite for leisure spend in the United States with fashion being one of the top three categories on which they will seek to splurge or treat themselves. In China, there are strong prospects for growth in consumer spending power, where rising incomes will contribute to an anticipated increase of $10 trillion in consumption growth between 2021 and 2030. (Source: McKinsey & Company, Meet Your Future Asian Consumer, July 28, 2021.)

E-Commerce

Lower digital barriers to entry for all clothing brands offer the opportunity to market, sell and fulfill orders globally and automatically. As a result, worldwide revenue and revenue per user are projected to grow. In the U.S. alone, the apparel and accessory industries accounted for 29.5% of all ecommerce sales in 2021. (Source: Statista, Online Share of Total U.S. Retail Sales in 2021, by Product Category, March 8, 2022). In Europe, it is expected that by 2025, each consumer will spend nearly $1000 on fashion-related items over the course of the year. (Source: Statista, Retail E-Commerce ARPU in Europe, 2017-2025, May 20, 2021)

Sustainability

Consumers are increasingly aware of the impact their choices are making on the environment and seeking more sustainable alternatives. We believe the debate over whether sustainable clothing is a passing fad or a crucial segment for fashion brands is substantially over. The category has turned into a high-performance engine for online apparel sales – increasing 74% in 2021, according to Signifyd eCommerce Pulse data. This is compared to the increase in online sales of clothing other than sustainable apparel, which topped out at 25% last year.

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Retail Landscape Realities

All lifestyle brands, whether accessible or luxury, have faced structural shifts in the retail landscape that have made it more challenging for them to succeed. Those challenges include:

•	Decline of Traditional Wholesale Channels: It is estimated by analysts at UBS that between 40,000 to 50,000 retail stores in the Unites States will close down over the next five years. UBS sees the most closures happening among clothing and accessories retailers, consumer electronics businesses and home furnishing chains, or about 23,500 stores cumulatively within these categories by 2026. (Source: CNBC, UBS Expects 50,000 Store Closures in the U.S. Over the Next 5 Years After Pandemic Pause, April 13, 2022)

•	Heightened Competition from Fast Fashion: The desire for newness has led to enormous competition in the apparel industry, especially from fast fashion brands which can quickly manufacture and copy styles at lower prices than designer brands. The global fast fashion market is expected to grow from $91.23 billion in 2021 to $99.3 billion in 2022 and $133.43 billion in 2026. (Source: The Business Research Company, Fast Fashion Global Market Report 202 – By Gender (Women's Wear, Men's Wear), By Age (Adults Wear, Teens Wear, Kids Wear, Other Ages), By Type (Pants, Coat, Skirt, Other Types) – Market Size, Trends, And Global Forecast 2022-2026, March 2022)

•	Direct-to-Consumer, or DTC, as an Essential Channel for Every Brand: Given the growth in online sales and the challenges associated with traditional wholesale channels, brands are increasingly seeking DTC channels but often lack the financial or human capital to build them.

•	Larger, More Fractured Discovery Landscape: According to Publicis Sapient, 87% of shoppers today begin product searches online, meaning that younger customers are focused on direct search for brands they already know.

•	Growing Importance of Data: Market and customer data is critical to helping brands assess their product and efficiently acquire customers. Through traditional wholesale channels, brands receive very minimal data, and the data they do receive is often a season old.

Social Media

On July 27, 2022, Statista Research, in its online article “Global number of internet users 2005-2021,” reported that in 2021, the number of internet users worldwide was 4.9 billion, up from 4.6 billion in the previous year Statista further reported that “[i]n 2022, Social networking sites are estimated to reach 3.96 billion users and these figures are still expected to grow as mobile device usage and mobile social networks increasingly gain traction in previously underserved market.”. The use of the Internet and social media have changed consumer shopping behavior and the ways in which companies grow their apparel brands, presenting significant opportunities for organizations to directly connect with customers, lower costs, improve brand awareness, influence consumers’ attitudes, receive real-time feedback and increase sales. Drilling deeper, mobile channels have become the norm and are now embedded within consumers daily lives via the use of mobile tools, shopping apps, location-based services and mobile wallets - all impacting the consumer online shopping experience.

Competitive Landscape

Competition in the global lifestyle apparel industry is principally based on product quality, innovation, style, price, brand image, distribution model, and definitive standards for customer experience and service. Generally speaking, our industry is intensely competitive, and many companies who may be perceived as our competitors have substantially greater financial, distribution and marketing resources, as well as greater brand awareness.

There are several sports celebrity-inspired lifestyle brands and brand collaborations with which we may directly compete for market share in the specific segments we serve, including several involving global soccer superstars, such as the likes of Christiano Ronaldo’s CR7, Memphis Depay’s MDC and Tiémoué Bakayoko’s Ètudes, among others.

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Our Competitive Strengths

We believe that MGO Global stands to benefit from a number of competitive differentiators that serve to set our Company apart from other lifestyle brand portfolio companies. Chief among them are:

•	Proven, Premium Lifestyle Brand Builders. Our Company’s design and production team is led by 30-year industry veteran Ginny Hilfiger, younger sibling of Tommy Hilfiger, a globally renowned pioneer of classic American cool style. During her 15-year tenure as EVP of Design at Tommy Hilfiger’s namesake apparel brand, Ginny was the visionary behind Tommy Jeans, the women’s sportswear and junior lines, the H Hilfiger collection for Federated Department Stores and the successful brand collaboration between Tommy and supermodel Gigi Hadid – just to name a few key achievements. Following her run of successes at Tommy, she launched her own signature brand “Ginny H” before being recruited as Creative Director for FILA Global, charged with revamping FILA’s brand DNA globally. MGO’s executive leadership also includes Julian Groves, our Chief Commercial Officer, who brings over 25 years of experience in global brand strategy and expansion for lifestyle brands that have included J. Brand, True Religion, Guess and Burberry; and Maximiliano Ojeda, our Chief Executive Officer, an international business executive and entrepreneur who, along with Ginny Hilfiger, co-founded MGO and guides and directs our global business operations and brand-building architecture.

•	Established Relationships with Many of the World’s Leading Apparel Manufacturers. Through our team’s collective experience and sphere of influence in the global apparel industry, we have knowledge of and direct relationships with many of the world’s best manufacturers of premium materials and finished apparel and accessories. Chosen based on desired design and production specifications of a particular product or collection, our global network of valued manufacturing partners is based in Bangladesh, Brazil, China, India, Latvia, Mexico, Peru, Portugal and Sri Lanka.

•	Deep Connections with Our Loyal and Passionate Customers. Younger generations are embracing social media platforms and mobile apps, in particular, as a means for community building and discovery. This seamless exchange of community-based inspiration encourages like-minded consumers to purchase flattering and stylish clothing that allows for unapologetic self-expression that reflects their passions and values. With hundreds of millions of social media followers and fans worldwide who admire Leo Messi for his distinctive fashion sense and style – on and off the pitch, The Messi Brand has an established global audience of prospective customers that we can readily reach and inspire.

•	Data Driven, Low-Risk Merchandizing Model. We employ a data-driven approach to design, merchandizing and inventory planning and allocation to ensure we deliver products that meet and exceed our customers’ high expectations for quality, precision and style. We have excellent visibility into our customers’ preferences through their purchasing history and direct feedback, which we leverage to inform our purchasing decisions. Through our vertical sourcing model and global network of manufacturing partners, coupled with our in-house IT and marketing teams, we have the flexibility to respond quickly to prevailing sales trends and make adjustments to our current offerings, when necessary. We utilize a read and react testing approach with shallow initial buys and data-driven repurchasing decisions to iterate our new product offerings, thereby minimizing our inventory risks and optimizing our gross profit margins on sales.

Our Growth Strategies

The key elements of our growth strategy are centered on:

•	Growing The Messi Brand’s global customer base. With our differentiated brand and organic virality, strong funnel of new customers and our continued focus on collaborative partnerships and marketing efficiencies, we remain intent on growing the number of customers passionate about and loyal to The Messi Brand through our dynamic direct to consumer business model, which accounted for % of our net sales in 2021.Our broad digital ecosystem –our engaging ecommerce website and mobile app to social media channels, coupled with our planned launch of a loyalty program in the near future – allows us to better connect, engage, track and service our customers. This ecosystem also provides us with robust quantitative and qualitative customer data that we use to inform all aspects of our business operations – from product development to merchandising to marketing.

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•	Launching New Categories and Offerings under The Messi Brand. Through in-house development by our talented design team or collaborations with other leading brands and notable designers, we intend to continue to expand The Messi Brand line of products to broaden and deepen our categories to potentially include capsule collections featuring men’s business wear, special occasion wear, designer denim wear, non-athletic footwear, more diversified home décor offerings and expanded clothing collections designed specifically for women and children, among others.

•	Driving Leverage in Operational Efficiency. We are focused on using our customer and market data to drive actionable insights and improve key aspects of our brand management platform’s operations. Moreover, we plan to further deepen customer relationships with personalization and customization through the development and launch of a Messi Store loyalty program. Through this program, we expect to tailor our marketing messages, promotions and product recommendations to each customer’s unique preferences with a goal of enhancing customer engagement and capturing greater spend.

•	Implement New Technologies. We will continue to enhance our ecommerce functionality with tools for product recommendations, enhanced payment options (e.g., buy now pay later), and improved returns processes to drive conversions and increase order value. We also believe there is an opportunity to further leverage artificial intelligence, machine learning and geo-fencing technologies to drive better customer acquisition and more efficient retention marketing strategies.

•	Growing through Strategic Acquisitions and Brand Partnerships and Collaborations. Capitalizing on the platform infrastructure we have created to support the development, launch and success of The Messi Brand, we will actively look to identify and pursue opportunities to vertically integrate other prolific brand partnerships into our brand portfolio, replicating and scaling our licensing model. In addition, we aim to explore incremental growth opportunities to acquire existing lifestyle brands, products or intellectual property that will complement our brand mix and appeal to our customers. Finally, it is common practice in the fashion industry to establish brand collaborations with other leading lifestyle brands to penetrate new product categories, enter new markets and expand into new geographic regions. In this regard, we expect to seek out opportunities to identify and pursue brand collaborations with premium lifestyle brands with the goal of leveraging and cross-marketing new co-branded products to existing and prospective customer bases of both brands to fuel our respective revenue growth.

•	Developing a Premium Discount Outlet Distribution Channel. In recent years, an important retailing phenomenon has been the growth of premium discount outlet shopping venues, both online and bricks and mortar stores, where consumers go to find premium brand products at marked down pricing. As we continue to strategically expand our distribution channels into the broader retail environment, we believe that outlets may provide us with the opportunity to reach a broader universe of prospective buyers, while also giving us an effective method for managing and moving past-season articles that remain in inventory.

Corporate Structure

On October 11, 2018, MGOTEAM 1 LLC (“MGO LLC”) was formed in Delaware by our Chairman and Chief Executive Officer, Maximiliano Ojeda. On October 29, 2018, MGO LLC entered into a Trademark License Agreement (the “Messi License”) with Leo Messi Management SL, a company incorporated under the laws of Spain with VAT number B65073694 registered in the Commercial Registry of Barcelona (“LMM”). Pursuant to the Messi License, LLM granted MGO LLC the exclusive worldwide rights to the “Messi” brand of apparel as further described in “Business—Messi License.” On November 30, 2021, MGO Global Inc. was incorporated in Delaware and on December 6, 2021 entered into a Rollover Agreement (the “Rollover Agreement”) with MGO LLC and members of MGO LLC holding 88% of its the membership interests (the “Rollover Members”). Pursuant to the Rollover Agreement, the Rollover Members exchanged all of their membership interests in MGO LLC with MGO for shares in MGO and MGO LLC became an 88% owned subsidiary of MGO.

Corporate Information

We were incorporated in the State of Delaware on November 30, 2021. Our principal executive offices are located at1515 SE 17th Street, Suite 121/#460596, Fort Lauderdale, Florida 33345 and our telephone number is 347-913-3316. Our corporate website address is www.mgoglobalinc.com. Information on or that can be accessed through our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

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Trade Names and Marks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

The Messi License

On November 20, 2021, MGO LLC and LMM entered into a six (6) year Trademark License Agreement (the “Messi License”) to collaborate on a new line of products, including: Apparel; Accessories; swimwear unrelated to sports; Cold Weather Accessories; outerwear; Casual Footwear; postcards (not including Player’s signature); posters (not including Player’s signature); paintings (not including Player’s signature) and Linen and Home Textiles (the “Products”).

For the purposes of this subsection, the terms:

•	“Accessories” means bags, leather goods, belts, hats (not caps), gloves and scarves, none of which can be sports related.

•	“Apparel” means T-shirts with artwork, woven shirts/woven tops (button front shirts) – polo shirts, sweatshirts, T-shirt sweatshirt, pants (example jeans), sweaters, dress suits (coat and pants), formal wear, underwear, bathing suits (not sports related), and socks.

•	“Assigned Trademark Rights” means the trademarks and trademark applications related to the LMM Trademark Rights that are set forth on a schedule to the Messi License.

•	“Casual Footwear” means non-active/sports footwear, and flip flops (except for those addressed to 0 to 12 years old children).

•	“Cold Weather Accessories” means hats (not including caps for practicing baseball, tennis, golf), gloves and scarves, none of which can be sports related.

•	“Linen and Home Textiles” means (except for those addressed to 0 to 12 years old children) or area rugs.

•	“LMM Trademark Rights” means LMM’s worldwide exclusive commercial and advertising exploitation rights of the image, voice, name and signature (the “Image Rights”) of the professional football player Lionel Andrés Messi Cuccittini (the “Player”) to the extent required in order to negotiate, manage and execute agreements relating to the assignment of and the promotional services by the Player

•	“Net Sales” means the gross revenues from all sales of Products made by both MGO and third-party licensees, deducting therefrom (i) indirect taxes such as VAT, (ii) returns as credited to such customers, and (iii) customary cash, trade and sales discounts and rebates actually taken.

Pursuant to the Messi License, LMM has grated us an exclusive worldwide license (with certain limitations) to use the Assigned Trademark Rights with the purpose of developing, manufacturing, trading and promoting the Products, however we do not have the right to sublicense the Messi License without the prior consent of LMM. LMM has retained the right to enter into cobranding deals with third parties with respect to certain Products. For example, LMM may enter a deal with an established brand that will jointly use the “Messi” name in conjunction with its brand on products it sells.

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Limitations of the Messi License. The Messi License does not include the following products:

•	All sports footwear and related items, sports apparel and related items, and related products and sports compression garments, technical underwear, sports caps, sports visors headbands, sports hats and head protection, sports performance eyewear, heart rate, speed and distance monitoring devices, training and personal training tools, wristbands, ring covers, and sports bags; and

•	Pajamas, slippers, bathrobes, bath towels, bed linen, alarm clocks, strollers, school bag packs, lunch boxes and underwear, for children from 0 to 12 years old.

Royalty Payments. Under the Messi License, we will be required every five months in accordance with a schedule to pay LMM, as a royalty, a percentage of our Net Sales from licensed products received in the previous five months. The royalties we pay to LMM over the term of the Messi License are subject to a minimum guaranteed amount (the “Minimum Guaranteed Amount”), which are payable in installments on a [quarterly] basis (each a “Minimum Guarantee Payment”). The amount of Minimum Guarantee Payments due in any contractual year shall be referred to herein as the “Annual Guaranteed Royalty”). Any payment required by us under the Messi License that is not timely made shall accrue at a higher default interest rate. No royalties shall be paid on the sales of The Messi Store online, and on the co-branded products, unless such sales are managed directly by MGO; in this specific event, MGO and LMM shall negotiate the appropriate royalty to be paid to LMM, providing that such royalty shall never be lower than the percentage rate applicable to normal royalty payments.

Indemnification. We have agreed to indemnify and hold the Player and LMM fully harmless from any and all damages (including the loss of profits), expenses or costs arising out of any actions, lawsuits, claims, sanctions or, in general, of any type of claims or proceedings directly or indirectly related to the breach of our obligations undertaken in the Messi License.

Each party to the Messi License shall indemnify, defend, and hold harmless the other party and its officers, directors, employees, agents, sublicensees, successors, and assigns from and against all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers arising out of or in connection with any third-party claim, suit, action, or proceeding relating to any actual or alleged: (a) breach of any representation, warranty, covenant, or obligation under the Messi License, (b) violation of any applicable statute, law, or regulation, or (c) negligence or willful misconduct. the other party

Term and Termination. The Messi License will have an initial term of three (3) years that expires on December 31, 2024, with no automatic renewal (the “Term”).

The Messi License may be terminated: (a) by the expiration of the Term; (b) by mutual agreement in writing; (c) upon the written notice of the non-breaching Party for the material breach by the other party of its obligations under the Messi License , if the breach is not cured within fifteen (15) calendar days of the receipt of notification; (d) by means of a written notice by a party in case of liquidation or winding up of the legal entity of the other party.; or (e) at LMM’s request if: (i) there occurs a breach by us of the payment provisions of the Messi License that is not cured within fifteen (15), (ii) the aggregate consideration paid to LMM by us is not at least equal to the Annual Guaranteed Royalty in any contractual year or (iii) as a consequence of any action on the part of MGO and, specifically, those related to the manufacturing and marketing of the Products, or to the use and operation of the Assigned Trademark Rights, which cause or may cause, either directly or indirectly, any damage or alteration to the good name and image, reputation and prestige of the Player and of LMM. In such event, besides the immediate termination of the Agreement, LMM shall also be entitled to claim to MGO a compensation on the grounds of the damages that its behavior may cause or might have caused.

Upon termination, we must cease the use or exploitation of the Assigned Trademark Rights, but not limited to producing any goods, materials or mediums containing the Assigned Trademark Rights Likewise, MGO shall immediately cease to use The Messi Store website and its application, and shall transfer to LMM all permissions and licenses necessary for the latter to continue operating said website and application. However, for a period of ninety (90) days from termination, we may distribute the remaining stock of the Products already manufactured through the same channels and under the same terms and conditions of the Messi License.

Assignment. The Messi License may not be assigned by any party without the prior written consent of the other party.

Intellectual Property

The Company does not have any registered trademarks and any patents. We rely on the Company’s right to use Leo Messi’s image, likeness, trademarks and other intellectual property pursuant to the Messi License with Leo Messi Management SL, a Leo Messi’s family office. We also rely on copyright laws to protect the photographs and content on our site, as well as our site itself, although we have not sought copyright registrations to date. We have registered Internet domain names related to our business and The Messi Store.

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Government and Industry Regulation

Our business is subject to a number of laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws protecting the privacy of consumer information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state privacy laws and regulations, we must provide notice to consumers of our policies on sharing sensitive information with third parties, advance notice of any changes to our policies and, in some instances, we may be obligated to give customers the right to prevent sharing of their sensitive information with unaffiliated third parties. The growth and demand for e-commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs.

In many jurisdictions, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. In addition, new tax regulations in jurisdictions where we do not now collect state and local taxes may subject us to the obligation to collect and remit state and local taxes, or subject us to additional state and local sales and income taxes, or to requirements intended to assist states with their tax collection efforts. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and e-commerce could result in significant additional taxes on our business. These taxes or tax collection obligations could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

The manufacturers of products we sell may be subject to various regulations regarding the safety of such products.

Employees

As of August 2, 2022, we have 3 employees. However, we utilize the services of 15 individuals, seven (7) on a full-time basis and eight (8) on a part-time basis, and compensate them in non-employee capacities of consultants. In addition to these individuals, we have retained the services of seven (7) additional persons and entities as independent contractors, including individuals and entities providing the following types of consulting services:

●	Software Engineering and Architecture;

●	IT Security;

●	IT Quality Control;

●	IT Security;

●	Marketing and Communication Creation;

●	Legal Services; and

●	Public Relations and Public Affairs.

We consider our relationships with our consultants and independent contractors to be good, and we have not been a party to any employment related claims, including sexual, age, racial or other discriminatory allegations.

Properties

Our Company’s employees and consultants work remotely from personal office locations based in Florida, New York and London. Consequently, we have secured a virtual business address through the United States Postal Service located at 1515 SE 17th Street, Suite 121/#460596, Fort Lauderdale, Florida 33346. Currently, we do not lease any office space.

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We do not own any properties or land. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of August 2, 2022.

Name	Age	Position
Maximiliano Ojeda	44	Chairman and Chief Executive Officer
Virginia Hilfiger	58	Director and Chief Design Officer
Julian Groves	50	Director and Chief Commercial Officer
Martin Scott	54	Chief Financial Officer

Maximiliano Ojeda, Co-Founder, Chairman and Chief Executive Officer — Mr. Ojeda is the co-founder of MGO Global and has served as our Chairman of the Board and Chief Executive Officer since the Company’s inception in 2017. An entrepreneur and international business executive, his career has largely focused on business development, contract negotiations, high-touch customer engagement and advanced technologies within the hospitality, U.S. real estate, land development and ecommerce industries.

Born in Argentina, Mr. Ojeda attended UADE Business School. He launched his professional career working in VIP client relations and management for luxury hoteliers in Argentina. He immigrated to the United States and, from January 2011 through 2017, he served as a real estate brokerage executive in New York City where he catered to high end clientele and led prolific land development projects first at Douglas Elliman Real Estate and then The Corcoran Group. It was through client relationships he established in the global real estate industry that led to his introduction to the Leo Messi organization and the subsequent formation of MGO in partnership with Virginia Hilfiger.

Mr. Ojeda does not hold, and has not previously held, any directorships in any reporting companies.

Virginia Hilfiger, Co-Founder and Chief Design Officer – Ms. Hilfiger has served as MGO’s Chief Design Officer since co-founding the Company in 2017 with Maximiliano Ojeda. She is the youngest sibling of Tommy Hilfiger, a renowned, globally respected American fashion designer and the founder of Tommy Hilfiger Corporation (THC). While attending the Fashion Institute of Technology (FIT), where she studied fashion and apparel design, Ms. Hilfiger worked as an intern at THC, learning the ropes of high-end design working alongside her brother. After FIT, she joined the Tweeds Catalog company where she worked as a clothing designer for the high-end fashion company. She returned to THC in 1990, where for the next 15 years she served as Executive Vice President of Women’s Corporate and led the creation, development and launch of numerous iconic Tommy Hilfiger brands and collections, including Tommy Jeans, H Hilfiger and Tommy Girl; and she led the reimagining and relaunch of Tommy’s women’s sportwear division.

In 2005, Ms. Hilfiger left THC and founded Ginny H, a luxury women’s ready to wear clothing brand launched in Bergdorf Goodman in New York City and expanded to the online stores of Bergdorf Goodman and Neiman Marcus. From 2011 through 2015, she served as Creative Director and Brand Builder for Fila, a globally renowned sportwear manufacturer based in South Korea that designs and markets an extensive line of footwear and apparel to consumers worldwide. Ms. Hilfiger was recruited to Fila to lead the redesign and relaunch of Fila’s Global Heritage brand through the development of modern, sporty lifestyle and tennis wear. From 2015 through the present, Ms. Hilfiger has served as Chief Designer of Fila’s Ginny H Modern Heritage, which currently retails exclusively in China. Designed exclusively by Ms. Hilfiger, the collections feature a resurgence of the ever popular knitted long-sleeve coat, as well as the Fila’s signature F-box polos, among other refined tennis and activewear. Ms. Hilfiger was also tapped by Turko Textile as a special consultant to design and develop a capsule collection for the Brooks Brothers Home Collection.

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Ms. Hilfiger does not hold, and has not previously held, any directorships in any reporting companies.

Julian Groves, Chief Commercial Officer – Mr. Groves was appointed as our Chief Commercial Officer in February 2019 and is charged with guiding the commercial strategy behind The Messi Brand and any brands that the Company may license, acquire or organically develop in the future. He brings to MGO over 25 years of experience leading business-to-business, direct to consumer, retail, wholesale and ecommerce initiatives for numerous leading apparel brands.

From May 2014 through March 2021, Mr. Groves served as Chief Executive Officer of EC2M Holdings Limited, a lifestyle brand-building company which owned and operated London Persona, a growing men’s lifestyle brand launched as a direct-to-consumer shopping experience for men seeking season-to-season high-end wardrobes. EC2M also represented the lifestyle brand Trickers throughout North America and Canada, charged with developing and managing the brand’s B2B channel. From May 2013 through May 2014, he served as Sales Director, EMEA of J Brand Europe, a premium, American denim clothing company in which Fast Retailing acquired an 80% stake for $290 million in 2012. As General Manager, EMEA of True Religion from October 2010 through March 2013, Mr. Groves had full profit and loss (P&L) responsibility for the region, overseeing corporate operations in Switzerland and managing full P&L responsibility for the growing, fashion-forward denim brand.

In August 2007, Mr. Groves was recruited by Guess Europe to serve as Country Manager of the casual lifestyle brand’s operations in the United Kingdom and Ireland. Under his leadership, Guess Europe opened 32 concessions and 22 retail shops, including Guess’ Central London flagship store. Earlier in his distinguished career, he was General Manager, UK and Ireland, for Groupe Zannier International from September 2004 through 2007; United Kingdom Sales Director for Burberry from September 2001 through 2004; and United Kingdom Sales Manager for LVMH Kenzo Homme UK Ltd. from November 1997 through August 2001.

Mr. Groves does not hold, and has not previously held, any directorships in any reporting companies.

Martin Scott, CPA, Chief Financial Officer – Mr. Scott was named our Chief Financial Officer in April 2022, bringing the Company over three decades of corporate finance and accounting experience working with public and private companies of all size, scopes and industry sectors. In 2004, Mr. Scott founded Martin Scott CFO Consulting, a consulting firm which provides outsourced CFO services to small- and medium-sized businesses. He is widely recognized as an expert in SEC reporting, financial planning and analysis, capital formation, mergers and acquisitions and audit planning and oversight. Mr. Scott is a Certified Public Accountant. Mr. Scott graduated from Florida State University with a Bachelor of Science degree in Accounting and Finance.

Mr. Scott does not hold, and has not previously held, any directorships in any reporting companies.

Board Leadership Structure and Risk Oversight

Our Board has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our Board to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk. Our Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of three directors, none of whom qualify as “independent” under the listing standards of Nasdaq. Prior to the listing of our common stock on Nasdaq, there will be a majority of independent directors on our Board.

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Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until their successors have been elected and qualified.

Director Independence

Prior to the closing of this initial public offering, our Board will be composed of a majority of “independent directors” as defined under the rules of The Nasdaq Stock Market LLC (“Nasdaq”). We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Nasdaq listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;

•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

•	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment and affiliations, our Board has determined that none of our directors are independent directors of the Company. However, our Common Stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Committees of the Board

Prior to our Common Stock being listed on Nasdaq, we will establish an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Governance Committee”). Each such committee of the Board will have the composition and responsibilities described below.

Audit Committee

We will establish an Audit Committee which will consist of three independent directors. The initial members of the audit committee will be [ ], [ ] and [ ]. [ ] will be the Chairman of the audit committee. In addition, our Board has determined that [ ] is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

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•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our annual disclosure report;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The Audit Committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Compensation Committee

We will establish a Compensation Committee of the Board which will consist of three independent directors. The initial members of the Compensation Committee are [ ], [ ] and [ ], each of whom is an independent director. Each member of our Compensation Committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. [ ] is the chairman of the compensation committee.

The Compensation Committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•	reviews, approves and determines, or makes recommendations to our Board regarding, the compensation of our executive officers;
•	administers our equity compensation plans;
•	reviews and approves, or makes recommendations to our Board, regarding incentive compensation and equity compensation plans; and
•	establishes and reviews general policies relating to compensation and benefits of our employees.

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Nominating and Corporate Governance Committee

We will establish a Nominating and Corporate Governance Committee consisting of [ ] directors. The initial members of the nominating and corporate governance committee will be [ ]. [ ] is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s duties, which are specified in our Nominating and Corporate Governance Committee Charter, include, but are not limited to:

•	identifying, reviewing and evaluating candidates to serve on our Board consistent with criteria approved by our Board;

•	evaluating director performance on our Board and applicable committees of our Board and determining whether continued service on our Board is appropriate;

•	evaluating nominations by stockholders of candidates for election to our Board; and

•	corporate governance matters.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (the “Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Such Code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the Code. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code. A copy of the Code has been filed as an exhibit to the registration statement of which this prospectus is a part.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table provides information concerning all cash and non-cash compensation awarded to, earned by or paid during our fiscal year ended December 31, 2021 and December 31, 2020 to our Chief Executive Officer (principal executive officer), Chief Design Officer and Chief Commercial Officer. We refer to these individuals as our “named executive officers.”

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Maximiliano Ojeda,	2021	75,000	-	-	-	-	75,000
Chief Executive Officer	2020	75,000	-	-	-	-	75,000

(1)	No named executive officer earned more than $100,000 in fiscal year 2021.

Employment Agreements

We have executed the following employment agreements with our named executive officers. The material terms of each of those arrangements are summarized below. The summaries are not complete description of all provisions of the employment arrangements and are qualified in their entirety by reference to the written employment arrangements, each filed as an exhibit to the registration statement of which this prospectus is a part.

Ojeda Employment Agreement. Maximiliano Ojeda, our Chairman and Chief Executive Officer and the Company entered into a two-year employment agreement dated as of July 20, 2022 (the “Ojeda Employment Agreement”). The Ojeda Employment Agreement provides Mr. Ojeda with an annual base salary of $300,000, a bi-annual bonus of not less than 25% of the annual base salary and shall be based upon the achievement of predetermined performance goals to be determined by the board of directors in their sole discretion. Upon the listing of the Company’s Common Stock on Nasdaq and subject to the approval of the Company’s Board of Directors, Mr. Ojeda shall be granted a five-year option to purchase 300,000 shares of the Company’s Common Stock as follows: 100,000 shares on the date the Company commences trading on a national exchange; 100,000 shares on the one-year anniversary of the date the Company commences trading on a national exchange; and 25,000 shares on the last day of each quarter, or March 31, June 30, September 30 and December 31, in each calendar year. The per share exercise price of the Option shall be equal to the per share closing price of the Company’s Common Stock on the date of grant.

Under the Ojeda Employment Agreement, in the event that Mr. Ojeda’s employment is terminated by us without cause (as described in the Ojeda Employment Agreement) or by Mr. Ojeda for good reason (as described in the Ojeda Employment Agreement), Mr. Ojeda would be entitled to (a) payment of any base salary earned but unpaid through the date of termination; (b) unused paid time off; (c) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements; and (d) any unreimbursed expenses incurred (collectively, the “Accrued Amounts”) plus for a period of 12 months Mr. Ojeda would be entitled to receive base salary and COBRA payments plus a lump sum payment equal to 100% of his base salary. If Mr. Ojeda is terminated (a) by us (i) for “cause” as defined in the Ojeda Employment Agreement; (ii) due to death or disability; (iii) non-renewal of the Ojeda Employment Agreement or (b) by Mr. Ojeda without good reason, then Mr. Ojeda would only be entitled to receive the Accrued Amounts.

Hilfiger Employment Agreement. Virginia Hilfiger, our Director and Chief Design Officer and the Company entered into a two-year employment agreement dated as of July 20, 2022 (the “Hilfiger Employment Agreement”). The Hilfiger Employment Agreement provides Ms. Hilfiger with an annual base salary of $275,000, a bi-annual bonus of not less than 25% of the annual base salary and shall be based upon the achievement of predetermined performance goals to be determined by the board of directors in their sole discretion. Upon the listing of the Company’s common stock on Nasdaq and subject to the approval of the Company’s Board of Directors, Ms. Hilfiger shall be granted a five year option to purchase 300,000 shares of the Company’s Common Stock as follows: 100,000 shares on the date the Company commences trading on a national exchange; 100,000 shares on the one-year anniversary of the date the Company commences trading on a national exchange; and 25,000 shares on the last day of each quarter, or March 31, June 30, September 30 and December 31, in each calendar year. The per share exercise price of the Option shall be equal to the per share closing price of the Company’s common stock on the date of grant.

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Under the Hilfiger Employment Agreement, in the event that Ms. Hilfiger’s employment is terminated by us without cause (as described in the Hilfiger Employment Agreement) or by Ms. Hilfiger for good reason (as described in the Hilfiger Employment Agreement), Ms. Hilfiger would be entitled to (a) payment of any base salary earned but unpaid through the date of termination; (b) unused paid time off; (c) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements; and (d) any unreimbursed expenses incurred (collectively, the “Accrued Amounts”) plus for a period of 12 months Ms. Hilfiger would be entitled to receive base salary and COBRA payments plus a lump sum payment equal to 100% of his base salary. If Ms. Hilfiger is terminated (a) by us (i) for “cause” as defined in the Hilfiger Employment Agreement; (ii) due to death or disability; (iii) non-renewal of the Hilfiger Employment Agreement or (b) by Ms. Hilfiger without good reason, then Ms. Hilfiger would only be entitled to receive the Accrued Amounts.

Groves Employment Agreement. Julian Groves, our Director and Chief Commercial Officer and the Company entered into a two-year employment agreement dated as of July 20, 2022 (the “Groves Employment Agreement”). The Grove Employment Agreement provides Mr. Groves with an annual base salary of $130,000, a bi-annual bonus of not less than 20% of the annual base salary and shall be based upon the achievement of predetermined performance goals to be determined by the board of directors in their sole discretion. Upon the listing of the Company’s common stock on Nasdaq and subject to the approval of the Company’s Board of Directors, Mr. Groves shall be granted a five-year option to purchase 300,000 shares of the Company’s Common Stock as follows: 100,000 shares on the date the Company commences trading on a national exchange; 100,000 shares on the one-year anniversary of the date the Company commences trading on a national exchange; and 25,000 shares on the last day of each quarter, or March 31, June 30, September 30 and December 31, in each calendar year. The per share exercise price of the Option shall be equal to the per share closing price of the Company’s Common Stock on the date of grant.

Under the Groves Employment Agreement, in the event that Mr. Groves’ employment is terminated by us without cause (as described in the Groves Employment Agreement) or by Mr. Groves for good reason (as described in the Groves Employment Agreement), Mr. Groves would be entitled to (a) payment of any base salary earned but unpaid through the date of termination; (b) unused paid time off; (c) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements; and (d) any unreimbursed expenses incurred (collectively, the “Accrued Amounts”) plus for a period of 12 months Mr. Groves would be entitled to receive base salary and COBRA payments plus a lump sum payment equal to 100% of his base salary. If Mr. Groves is terminated (a) by us (i) for “cause” as defined in the Groves Employment Agreement; (ii) due to death or disability; (iii) non-renewal of the Groves Employment Agreement or (b) by Mr. Groves without good reason, then Mr. Groves would only be entitled to receive the Accrued Amounts.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards as of December 31, 2021.

Director Compensation

No member of the Board received any compensation for their role as Board member during fiscal year ended December 31, 2021.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of August 2, 2022 with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of Company voting stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of the voting stock is determined in accordance with the rules of the SEC and includes any shares of company voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of August 2, 2022. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership in the following table is based on 10,868,000 shares of common stock issued and outstanding on August 2, 2022, and [*] shares of common stock issued and outstanding after this offering (includes [list all shares to be issued upon automatic exercise or conversion at listing or closing], but excludes (i) [*] shares which may be sold upon exercise of the underwriters’ over-allotment option; (ii) [*] shares of our common stock underlying the underwriter’s warrant; and (iii) 54,250 shares underlying outstanding warrants, plus, for each individual, any securities that individual has the right to acquire within 60 days of August 2, 2022.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name and Address of Beneficial Owner(1)	Title	Beneficially owned		Percent of Class Before Offering	Percent of Class After Offering
Officers and Directors
Maximiliano Ojeda	Chief Executive Officer, Chairman	3,644,500		33.5%		%
Virginia Hilfiger	Director, Chief Design Officer	3,644,500		33.5%		%
Julian Groves	Chief Commercial Officer	544,000	(2)	5.0%
Martin Scott	Chief Financial Officer	—		—		%
All Officers and Directors as a Group (total of 4 persons)
		7,683,000		70.7%

5% Beneficial Owners of a Class of Voting Stock
Maximiliano Ojeda		3,644,500		33.5%		%
Virginia Hilfiger		3,644,500		33.5%		%

*	Less than 1%
(1)	Except as noted below, the address for all beneficial owners in the table above is c/o MGO Global Inc., 1515 SE 17th Street, Suite 121/#460596, Fort Lauderdale, Florida 33345.
(2)	Includes 150,000 shares of our Common Stock that are beneficially owned by Globally Digital Ltd., a company owned and controlled by our Chief Commercial Officer, Julian Groves. The address of Mr. Groves is c/o Globally Digital Ltd, 3 Hertford Avenue, East Sheen, London, SW14 8EF.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company borrowed in aggregate $72,877 from the Company’s officers and directors, Maximiliano Ojeda and Virginia Hilfiger, and paid them in aggregate $25,500 for the years ended December 31, 2021 and 2020, respectively.

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The Company also received from these officers and directors in aggregate $8,942 and paid them in aggregate $11,000 for the years ended December 31, 2021 and 2022, respectively. These borrowings do not have a fixed maturity date or stated rate of interest.

As of December 31, 2021 and December 31, 2020, the balance of loans payable to our officers was $103,270 and $55,893, respectively.

During the years ended December 31, 2021 and December 31, 2020, related parties imputed interest was $10,519 and $6,176, respectively; and the imputed interest was recorded as interest expense and an increase in additional paid-in capital based on a rate of 12%.

Promoters and Certain Control Persons

Each of our executive officers may be deemed a "promoter" as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value that have been provided or that may be provided to these individuals, please refer to "Executive Compensation" above.

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DESCRIPTION OF SECURITIES

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), our Charter and our Bylaws as currently in effect. Copies of our Certificate of Incorporation and our Bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

The Company is authorized to issue one class of stock. The total number of shares of stock which the Company is authorized to issue is 20,000,000 shares of Common Stock, $0.0001 par value per share of which 10,868,000 shares of which are outstanding. Prior to the closing of this offering, the Company plans to amend its Certificate of Incorporation so that the Company had 170,000,000 shares of capital stock, 150,000,000 of which are Common Stock, and 20,000,000 shares of which are Preferred Stock. As of August 2, 2022, there were 40 holders of record of our Common Stock.

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Rights. Subject to limitations under the DGCL, holders of our Common Stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our Common Stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities.

Other Matters. The holders of our Common Stock that are not to be issued upon conversion of the convertible promissory notes have no subscription, redemption or conversion privileges; in addition, such Common Stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

As of August 2, 2022, we were not authorized to issue and have not issued any shares of Preferred Stock. However, the Company plans to amend its Certificate of Incorporation so that our Board had the authority to issue up to 20,000,000 shares of Preferred Stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any shares of Preferred Stock, the issuance of shares of Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the Preferred Stock; however, these effects may include:

●	Restricting dividends on the Common Stock;

●	Diluting the voting power of the Common Stock;

●	Impairing the liquidation rights of the Common Stock; or

●	Delaying or preventing a change in control of the Company without further action by the stockholders.

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Warrants

In December 2021, the Company issued a total of 54,250 warrants for a period of five years at a price per share of $1.00. The warrant was recorded as compensation and categorized as equity classification and the fair value of $54,217 was recorded as finance expense.

The following is a summary of warrant activity:

	Number of Shares	Weighted Average Exercise	Weighted Average Remaining	Aggregate Intrinsic Value
		Price	Contractual Life
Outstanding, December 31, 2020	-	$		$
Granted	54,250	$1.00	5.00	$-
Forfeited		- $ -	-	$-
Exercised		-
Outstanding, December 31, 2021	54,250	$1.00	5.00	$-
Exercisable, December 31, 2021	54,250	$1.00	5.00	$-

The Company utilizes the Black-Scholes model to value its warrants and used the following assumptions:

Year Ended December 31, 2021
Expected term	5 Years
Expected average volatility	340%
Expected dividend yield	-
Risk-free interest rate	1.23%

Options

As of December 31, 2021, the Company had no issued and outstanding stock options.

Notes

None.

Exclusive Forum

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Company’s Certificate of Incorporation or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers. The provision does not apply to any actions arising under the Securities Act and the Exchange Act, as is set forth in Article VII of our certificate of incorporation. See “Risk Factors.”

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

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•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Transhare Corporation, located at Bayside Center 1, 17755 US Highway 19N, Suite 140, Clearwater, Florida 33764. Transhare’s phone number is 303-662-1112 and its website is www.transhare.com.

Listing

We intend to apply to have our Common Stock listed on the Nasdaq Capital Market under the symbol “MGOL,” which listing is a condition to this offering.

SHARES ELIGIBLE FOR FUTURE SALE

There is not currently an established U.S. trading market for our Common Stock. We cannot predict the effect, if any, that market sales of shares of our Common Stock or the availability of shares of our Common Stock for sale will have on the market price of our Common Stock prevailing from time to time. Sales of substantial amounts of our Common Stock, including shares issued upon exercise of outstanding warrants, in the public market after this offering, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of the sale of [*] shares of our Common Stock pursuant to this offering, we will have [*] shares of our Common Stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [*] shares of our Common Stock issued and outstanding. The Common Stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

All previously issued shares of our Common Stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

In general, a person who has beneficially owned restricted shares of our Common Stock for at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

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•	1% of the number of shares of our common stock then outstanding; or

•	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice, and other provisions of Rule 144, to the extent applicable.

Lock-Up Agreements

Our officers, directors and certain holders of our outstanding common stock have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock for a period of six months to twelve months following the date on which our Common Stock is trading on Nasdaq, subject to certain exceptions. Notwithstanding the foregoing, the underwriters may engage in stabilization activities as described above. The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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UNDERWRITING

In connection with this offering, we expect to enter an underwriting agreement with Boustead Securities, LLC, as representative of the underwriters named in this prospectus, with respect to the common stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of shares of common stock at the public price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
Boustead Securities, LLC

Total

The shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[__] per share. If all of the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters. The obligation of the underwriters to purchase the shares of common stock is conditioned upon our receiving approval to list the shares of common stock on Nasdaq.

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase up to [__] additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, constituting 15% of the total number of shares of common stock to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering.

Discounts and Commissions; Expenses

The underwriting discounts and commissions are a cash fee equal to seven percent (7%) of gross proceeds from the sale of securities in this offering. We have been advised by the representative that the underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[__] per share under the public offering price. After the offering, the representative may change the public offering price and other selling terms.

The following table summarizes the public offering price and the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming an initial public offering price of $[__] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, and assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share	Total Without Over- Allotment Option	Total With Over- Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions (7%)(1)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Does not include (i) the warrant to purchase a number of shares of common stock equal to 7% of the number of shares sold in the offering, or (ii) amounts representing reimbursement of certain out-of-pocket expenses, each as described below.

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We have also agreed to pay the representative a non-accountable expense allowance equal to 1% of the gross proceeds received at the closing of this offering.

 We have agreed to reimburse the representative for reasonable out-of-pocket expenses incurred by the representative in connection with this offering, regardless of whether the offering is consummated, up to $283,000. The representative out-of-pocket expenses include but are not limited to: (i) road show and travel expenses, (ii) reasonable fees of Representative’s legal counsel, (iii) the cost of background check on our officers, directors and major shareholders and due diligence expenses. Any out-of-pocket expenses above $5,000 are to be pre-approved by our company in writing. As of the date of this prospectus, we have paid the representative refundable advances of $[*] which shall be applied against its actual out-of-pocket accountable expenses. Such advance payments will be returned to us to the extent any portion of the advance is not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have agreed to issue to the representative (or its permitted designees) warrants to purchase up to a total number of shares of common stock equal to 7% of the total number of shares of common stock sold in this offering at an exercise price equal to 100% of the public offering price of the common stock sold in this offering. The representative’s warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring three (3) years from the effectiveness of the offering, will have a cashless exercise provision. The representative’s warrants are not exercisable or convertible for more than five years from the commencement of sales of the public offering. The representative’s warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares underlying the warrants for a period of seven years from commencement of sales of this offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the representative’s warrants.

The representative’s warrants and the underlying shares are deemed to be compensation by FINRA, and therefore will be subject to a 180-day lock-up period pursuant to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the representative’s warrants nor any of our common stock issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following commencement of sale of this offering subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by an underwriter of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

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•	To close a naked short position, an underwriter must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, an underwriter must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Determination of Offering Price

In determining the initial public offering price, we and the representative have considered a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future revenue and earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the representative can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

The representative has the right of first refusal for one (1) year following the consummation of this offering or the termination or expiration of the engagement with the representative to act as financial advisor or to act as joint financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets, whether in conjunction with another broker-dealer or on our own volition. In the event that we engage the representative to provide such future services, the representative will be compensated consistent with the engagement agreement with the representative, unless we mutually agree otherwise. To the extent we are approached by a third party to lead any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or assets, the representative will be notified of the transaction and be granted the right to participate in such transaction under any syndicate formed by such third party.

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No Sales of Similar Securities; Lock-Up Agreements

We have agreed, with certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of common stock at a price per share that is less than the price per shares of common stock in this offering, or modify the terms of any existing securities, whether in conjunction with another broker-dealer or on our own volition for a period of twelve (12) months following the date on which our common stock is trading on Nasdaq, without the prior written consent of the Representative.

Our officers, directors and certain holders of our outstanding common stock have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock for a period of six to twelve months following the date on which our Common Stock is trading on Nasdaq, subject to certain exceptions. Notwithstanding the foregoing, the underwriters may engage in stabilization activities as described above. The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the representative. In addition, shares of common stock may be sold by the representative to securities dealers who resell our common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by the representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, our common stock has not been qualified for distribution by prospectus in Canada and may not be offered or sold in Canada during the course of their distribution hereunder except pursuant to a Canadian prospectus or prospectus exemption.

Tail Financing

If, during the period that is 12 months following the termination or expiration of the Engagement Letter, we consummate a financing with a party, including any investor in pre-initial public offering financings, if any, and this initial public offering, or any party who became aware of us or who became known to us prior to such termination or expiration of the Engagement Letter, we will pay the representative a fee equal to a percentage ranging from 1% – 8% of the proceeds of such financing, of which the percentage will be dependent on the aggregate consideration of the financing (e.g., less than $10 million - 8% fee, more than $100 million - 1% fee).

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Listing

We intend to apply for approval of our Common Stock for listing on the Nasdaq Capital Market under the symbol “MGOL.” Trading of our Common Stock on the Nasdaq Capital Market is expected to begin following this prospectus being declared effective by the SEC.

EXPERTS

The audited consolidated financial statements of MGO Global Inc. and its subsidiaries included in this prospectus have been audited by BF Borgers CPA PC, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

LEGAL MATTERS

The validity of our Common Stock and certain legal matters will be passed upon for us by Carmel, Milazzo & Feil LLP, New York, New York. Certain legal matters will be passed upon for the underwriter by its counsel, Bevilacqua PLLC, Washington, DC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.mgoglobalinc.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of MGO Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MGO Global, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and net operating cash outflows during the years ended December 31, 2021 and 2020 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as auditor since 2022

Lakewood, CO

August 2, 2022

F-2

MGO Global Inc.

Consolidated Balance Sheets

	As of December 31,	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$87,922	$116,652
Accounts Receivable, net	3,285	10,760
Other current assets	9,339	9,339
Prepaid licensing fee	401,330	–
Inventories	68,406	198,484
Total current assets	570,282	335,235
Total assets	$570,282	$335,235

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	308,579	$282,653
Accrued Liabilities	225,894	140,920
Accrued payroll - related party	298,297	85,297
Other current liabilities	13,634	13,634
Current portion of loan payable	13,768	-
Loan payable - PPP	-	41,600
Loan payable - related parties	103,270	55,893
Total current liabilities	963,442	619,997

Loan payable	20,847	–
Total liabilities	984,289	619,997

Commitments and contingencies	–	–

Stockholders' deficit:
Common stock, par value $0.00001, authorized 20,000,000 shares; 9,593,000 and 8,818,000 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	96	88
Additional paid in capital	2,879,156	2,022,515
Accumulated deficit	(3,360,229)	(2,307,364)
Total MGO stockholders' equity (deficit)	(480,978)	(284,762)
Non-controlling interest	66,971	–
Total stockholder's deficit	(414,007)	(284,762)
Total liabilities and stockholders' deficit	$570,282	$335,235

See Accompanying Notes to Consolidated Financial Statements.

F-3

MGO Global Inc.

Consolidated Statements of Operations

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020

Sales, net	$880,340	$694,585
Cost of Goods Sold	392,407	382,820
Gross profit	487,933	311,765

Operating expenses:
Selling	29,748	32,918
E-Commerce expenses	459,420	414,976
Payroll	466,738	446,087
Royalty	180,246	65,037
Third-party logistics services	57,248	76,177
Investment impairment	-	500,000
General and administrative	213,792	155,744
Total operating expenses	1,407,192	1,690,939

Operating loss	(919,259)	(1,379,174)

Other (income) expenses:
Finance charges	103,987	33,286
PPP loan forgiveness	(41,600)	–
Other (Income) expense, net	4,249	11,326
Total other (income) expenses	66,636	44,612

Loss before income taxes	(985,895)	(1,423,786)

Income tax (benefit) expense	-	-
Net loss	$(985,895)	$(1,423,786)
Less: net loss attributable to noncontrolling interest	(79,569)	–
Net loss attributable to MGO stockholders	(906,326)	(1,423,786)

Basic and diluted weighted average shares outstanding	10,019,110	8,818,000

Basic and diluted net loss per share to MGO stockholders	$(0.09)	$(0.16)

See Accompanying Notes to Consolidated Financial Statements.

F-4

MGO Global Inc.

Statements of Changes in Stockholder's Equity (Deficit)

					Additional		Total MGO		Total
	Common Stock		Preferred Shares		Paid-In	Accumulated	Stockholder's	Non-controlling	Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (deficit)	Interests	Equity (deficit)
Balance at December 31, 2019	8,818,000	$88	-	$-	$1,999,151	$(883,578)	1,115,661	$-	$1,115,661

Imputed interest	-	-	-	-	6,176	-	6,176	-	6,176
Stock compensation expense	-	-	-	-	17,188	-	17,188	-	17,188
Net loss	-	-	-	-	-	(1,423,786)	(1,423,786)	-	(1,423,786)
Balance at December 31, 2020	8,818,000	88	-	-	2,022,515	(2,307,364)	(284,762)	-	(284,762)

Share issuance for cash	775,000	8	-	-	659,092	-	659,100	-	659,100
Stock compensation expense	-	-	-	-	132,814	-	132,814	-	132,814
Warrants issued for financing expenses	-	-	-	-	54,217	-	54,217	-	54,217
Imputed interest	-	-	-	-	10,519	-	10,519	-	10,519
Sale of subsidiary as non-controlling interest	-	-	-	-	(12,598)	-	(12,598)	12,598	-
Net loss	-	-	-	-	-	(906,326)	(906,326)	(79,569)	(985,895)
Balance at December 31, 2021	9,593,000	$96	-	$-	$2,866,558	$(3,213,690)	$(347,036)	$(66,971)	$(414,007)

See Accompanying Notes to the Financial Statements.

F-5

MGO Global Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash flows from operating activities:
Net (loss) income	(985,895)	(1,422,130)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Imputed interest	10,519	6,176
Stock compensation expenses	132,814	17,188
Warrants issued for financing expenses	54,217	-
Loan forgiveness - PPP	(41,600)	-
Impairment in investment	-	500,000
Net changes in operating assets & liabilities:
Accounts receivable	7,475	(10,760)
Inventory	130,078	236,443
Prepaid licensing fee	(401,330)	-
Other current assets	-	52,467
Accounts payable and accrued liabilities	323,901	219,037
Net cash used in operating activities	(769,822)	(401,579)

Cash flows from investing activities:
Investment in joint venture	-	(250,000)
Net cash used in investing activities	-	(250,000)

Cash flows from financing activities:
Shares issued for cash	659,100	-
Borrowings from loans payable related party	72,877	8,942
Payments to loans payable related party	(25,500)	(11,000)
Repayment to loans payable	(15,385)	-
Borrowings from loans payable	50,000	-
Borrowings from loan payable - PPP	-	41,600
Net cash provided by financing activities	741,092	39,542

Net decrease in cash and cash equivalents	(28,730)	(612,037)
Cash and cash equivalents at beginning of period	116,652	728,689
Cash and cash equivalents at end of period	$87,922	116,652

See Accompanying Notes to Consolidated Financial Statements.

F-6

MGO Global Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND OPERATIONS

MGO Global, Inc. (“MGO”, “we”, “us”, “our”, or the “Company”), was formed on December 6, 2021, which operates through its subsidiary, MGOTEAM 1 LLC that designs, manufactures, licenses, distributes, advertises, and sells a range of products under the soccer legend Lionel (“Leo”) Messi brand “Messi Brand”. The Messi Brand is a premium lifestyle brand with a sporty edge and sells their products under their website www.themessistore.com.

On October 29, 2018, the Company entered into a Trademark License Agreement with Leo Messi Management SL (“LMM”). LMM grants the Company a worldwide non-exclusive license, in order to use the Trademarks with the purpose of developing, manufacturing, trading and promoting of the Leo Messi Products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. The equity method of accounting is used for joint ventures and investments in Shanghai Celebrity International Trading Co., Ltd (SCIT) which the Company has significant influence but does not have effective control.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounts Receivable

Accounts receivables are carried at their estimated collectible amounts, net of any estimated allowances for doubtful accounts. We grant unsecured credit to our customer’s deemed credit worthy. Ongoing credit evaluations are performed and potential credit losses estimated by management are charged to operations on a regular basis. At the time any particular account receivable is deemed uncollectible, the balance is charged to the allowance for doubtful accounts. As of December 31, 2021 and December 31, 2020, the Company had no allowance for accounts receivable.

Prepaid Royalty Expense

Prepaid licensing fees are carried at cost and amortised over the period of the Trademark License Agreement.

Inventory

Inventory consists of raw materials and finished goods ready for sale and is stated at the lower of cost or net realizable value. We value inventories using the weighted average costing method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We regularly review inventory and consider forecasts of future demand, market conditions and product obsolescence. If the estimated realized value of our inventory is less than cost, we make provisions in order to reduce its carrying value to its estimated net realizable value.

Revenue Recognition

The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods. The Company recognizes revenues following the five step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

F-7

Revenue transactions associated with the sale of the Leo Messi Brand products, comprise a single performance obligation, which consists of the sale of products to customers either through direct wholesale or online sales through our website www.themessistore.com. We satisfy the performance obligation and record revenues when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. Control is transferred to wholesale customers upon shipment or upon receipt depending on the country of the sale and the agreement with the customer. Control transfers to online customers at the time upon shipment. The transactions price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and miscellaneous claims from customers. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 days or less of shipment to or receipt by the wholesale customer. Payment is due at the time of sale for direct wholesale and online transactions.

Foreign currency

For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in the statements of operations as finance charges.

Income Taxes

The Company accounts for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law. For deferred tax assets, management evaluates the probability of realizing the future benefits of such assets. The Company establishes valuation allowances for its deferred tax assets when evidence suggests it is unlikely that the assets will be fully realized.

The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. Income tax positions that previously failed to meet the more likely than not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company classifies potential accrued interest and penalties related to unrecognized tax benefits within the accompanying consolidated statements of operations and comprehensive income (loss) as income tax expense.

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, (Topic 326), Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments which amends the current accounting guidance and requires the use of the new forward-looking “expected loss” model, rather than the “incurred loss” model, which requires all expected losses to be determined based on historical experience, current conditions and reasonable and supportable forecasts. This guidance amends the accounting for credit losses for most financial assets and certain other instruments including trade and other receivables, held-to-maturity debt securities, loans and other instruments. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for public business entities eligible to be smaller reporting companies defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company believes the adoption of ASU No. 2016-13 will not have a material impact on its financial position and results of operations.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. ASU 2020-06 will be effective for the Company in the first quarter of 2022. The Company did not expect the adoption will have any significant impact on the Company’s consolidated financial statements.

F-8

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3 – GOING CONCERN

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. Such assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

As reflected in the accompanying financial statements, the Company had a net loss of   $(906,326) and $(1,423,786) for the years ended December 31, 2021 and December 31, 2020, working capital deficit of $(393,160) and $(284,762) as of December 31, 2021 and December 31, 2020, and stockholder’s deficit of $(414,007) and $(284,762), respectively. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – INVENTORY

As of December 31, 2021 and December 31, 2020, inventories amounted to $68,406 and $198,484, respectively.

	December 31, 2021	December 31, 2020
Raw materials	$-	$26,526
Finished goods	68,406	171,958
Total	68,406	198,484

JOINT VENTURE

On August 29, 2019, the Company entered into an Equity Joint Venture Contract with Shanghai Celebrity International Trading Co., Ltd (SCIT) and invested $500,000 as a 40 % shareholder of the joint venture. The term of the agreement is for (20) Twenty Years commencing from the Establishment Date on August 29, 2019. Per the Equity Joint Venture Contract, SCIT is to engage in the sale and distribution of MGO Products and/or other commercial products within the Territory (PRC, Hong Kong S.A.R., Macau S.A.R., Taiwan, and Singapore). The Company will be responsible for formulating business strategy and SCIT will be responsible for assisting the joint venture to apply for and being granted all necessary approvals, permits, certificates, licenses required from the relevant government authorities. Per the preferred membership interest purchase agreement, MGO will receive $2 million from SCIT. As of December 31, 2021 the Company received $1,995,000 from SCIT for 12% of MGOTeam1 LLC membership unit. The Company was obligated and re-invested $500,000 from the proceeds of $2 million to this Joint Venture with SCIT.

On August 29, 2019, the Company entered into a License Agreement with Shanghai Celebrity International Trading Co., Ltd. for the use of Leo Messi trademarks and service marks.

F-9

Minimum royalty to be received is initially $250,000 and will increase after the first anniversary of the Agreement.

Year	Minimum Royalty
2021	$350,000
2022	490,000
2023	637,000
2024	764,000

For the years ended December 31, 2021 and 2020, the Company did not receive any royalty from SCIT. Also, the Company initially recorded the $500,000 in the joint venture as equity investment since the Company only has 40% ownership, SCIT controlled the majority of the board, and the Company has no obligations to absorb the losses. As of December 31, 2020, the Company impaired the entire $500,000 investment in the joint venture because no business cooperation and communication between the Company and SCIT since 2020. We do not expect to resume the operations in the near future.

NOTE 6 – LOAN PAYABLE

On May 8, 2020, the Company received $41,600 of proceeds from a note payable issued under either the Small Business Administration "the SBA" Paycheck Protection Program ("PPP") under section 7(a)(36) of the Small Business Act or the SBA's Paycheck Protection Program Second Draw Loans under Section 7(a)(37) of the Small Business Act. The note matures in two years and bears interest at 1% per year. In April 2021 our PPP Loan was forgiven by the SBA in its entirety.  The forgiveness was accounted for as other income which resulted in a gain of $41,600 recorded in our statement of operations.

On July 30, 2021, the Company entered into a loan with PayPal with an interest rate of 6.79% and principal balance of $25,000 and monthly payment of $560 over the term of the loan. This loan will mature on November 30, 2025.

On September 10, 2021, the Company entered into a loan with PayPal with an interest rate of 9.16% and principal balance of $25,000 and monthly payment of $588 over the term of the loan. This loan will mature on January 10, 2026.

	December 31, 2021	December 31, 2020

Current portion of loans payable	$13,768	$-
Non-current portion of loans payable	$20,847	$-

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company borrowed $72,877 and paid $(25,500) from shareholders for the years ended December 31, 2021, respectively. The Company received $8,942 and paid $11,000 from shareholders for the years ended December 31, 2020, respectively. This borrowing does not have a fixed maturity date or stated rate of interest. As of December 31, 2021 and December 31, 2020, the balance of loans payable is $103,270 and $55,893, respectively.

During the years ended December 31, 2021 and December 31, 2020, related parties imputed interest was $10,519 and $6,176 respectively, and the imputed interest was recorded as interest expense and an increase in additional paid-in capital based on a rate of 12%.

NOTE 8 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

MGOTEAM 1, LLC was formed on October 11, 2018, and the Company entered into a Rollover Agreement by and among MGOTEAM 1 LLC and each of the members of MGOTEAM 1 LLC on December 6, 2021. The members of MGOTEAM 1 LLC rollover all of their membership interests  in exchange for 8,818,000 shares of the Company’s common stock. The remaining 12% of MGOTeam1 LLC membership unit from SCIT was not rollover to MGO Global Inc., therefore, we accounted this 12% as non-controlling interest. Also, one of the original member of MGOTEAM1, LLC is entitled to receive an additional 200,000 shares of common stock if he meets criteria listed in his grant letter. The stockholder’s equity is retroactively restated to reflect the Rollover Agreement on December 6, 2021.

F-10

For the year ended, December 31, 2021, the Company issued 775,000 shares with net proceeds of $659,100 from Pre-IPO funding.

Warrants

In December 2021, the Company issued a total of 54,250 warrants for a period of five years at a price per share of $1.00. The warrant was recorded as compensation and categorized as equity classification and the fair value of $54,217 was recorded as finance expense.

The following is a summary of warrant activity.

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, December 31, 2020	—	$—	—	$—
Granted	54,250	1.00	5.00	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2021	54,250	$1.00	5.00	$—
Exercisable, December 31, 2021	54,250	$1.00	5.00	$—

The Company utilizes the Black-Scholes model to value its warrants. The Company utilized the following assumptions:

Year ended
December 31,
2021
Expected term	5 years
Expected average volatility	340%
Expected dividend yield	-
Risk-free interest rate	1.23%

NOTE 9 –PREPAID ROYALTY EXPENSE

On November 20, 2021, the Company entered into a Trademark License Agreement with Leo Messi Management SL (LMM) to have the exclusive, worldwide license to use Leo Messi’s Trademarks for the purpose of developing, manufacturing, marketing, and promoting his products. The Company is to pay LMM a minimum guaranteed amount on account of royalties amounting to Four Million Euros     (4,000,000 €), net of taxes and last payment due on November 15, 2024.

As of December 31, 2021 and December 31, 2020, the Company has paid the initial payment of $573,329 (500,000€) and $0 in lease expenses to LMM, respectively.

The following table presents the future payment of the Trademark License Agreement:

Fiscal year ending December 31,	As of December 31, 2021
2022	$1,131,800
2023	1,131,800
2024	1,697,700
Total	3,961,300

F-11

NOTE 10 – INCOME TAXES

At December 31, 2021 and 2020, the Company’s deferred income tax assets and liabilities were as follows:

	December 31, 2021	December 31, 2020
Deferred tax asset -
Net operating loss carry forwards	$49,365	$-
Total deferred tax asset	49,365	-
Less: valuation allowance	(49,365)	-
Total deferred tax asset	-	-
Total deferred tax liabilities	-	-

Net deferred tax asset (liabilities)	$-	$-

The valuation allowance increased by $49,365 during the period from December 6, 2021 to December 31, 2021, as a result of the Company’s net operating losses for the period from December 6, 2021 (the date of the incorporation and formation of MGO Global, Inc.) through December 31, 2021. The Company has net operating loss carryforwards of approximately $235,074 for both U.S. federal and state tax purposes as of December 31, 2021. Utilization of the net operating loss and tax credit carryforwards is subject to a substantial annual limitation due to the “ownership change” limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provisions. Any annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

The Company has not recorded any income tax expense or benefit in the consolidated statements of operations for the years ended December 31, 2021 or 2020, due to the benefit of net operating losses in these periods and the Company’s change during 2021 to a C corporation from a limited liability company that was disregarded for federal and state income tax purposes.

The reconciliation between the federal statutory income tax rate of 21  % to the Company’s effective tax for the periods presented is as follows:

	Year Ended December 31,
	2021		2020
	Amount	Percent	Amount	Percent
Federal provision at statutory rate	$(60,751)	21.0%	$-	0.0%
State income taxes	-	0%	-	0.0%
Non-deductible expenses	11,386	(4%)
Change in valuation allowance	49,365	(17%)	-	0.0%
Effective tax rate	$-	0.0%	$-	0.0%

F-12

The Company’s effective tax rates differ from the federal statutory rate primarily due to the establishment of a valuation allowance.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors.

Future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change significantly within the next twelve months. The Company classifies income tax penalties and interest as part of general and administrative expense in its consolidated statements of operations. There were no interest or penalties accrued as of December 31, 2021 and 2020.

In the normal course of business, the Company is subject to examination by taxing authorities, for which the Company’s major tax jurisdictions are the United States and various states. The Company has not filed any federal and state income tax returns as of this filing because MGO Global Inc. only formed in December 2021.

The Company’s tax provision has been calculated from the date of incorporation on December 6, 2021 through December 31, 2021. Prior to December 6, 2021, and the formation of MGO Global, Inc., the taxable income and loss of the entities included in this filing were reported on individual members’ personal tax returns.

Note 11 Risks and Uncertainties

During the year ended December 31, 2021, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, and general market uncertainty. The extent of the future impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, and its impact on the Company’s customers, employees and vendors, which cannot be determined at this time.

The Company is subject to credit, liquidity, and market risks, as well as other payment-related risks such as risks associated with the fraudulent use of credit or debit cards and customer banking information, which could have adverse effects on our business and revenues due to chargebacks from customers.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in the consolidated financial statements. Such events were evaluated through July 28, 2022, the date and time the consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the consolidated financial statements.

In 2022, the Company issued a total of 1,225,000 shares at $1 per share with net proceeds of $1,095,372 from Pre-IPO funding and 85,750 warrants for a period of five years at a price per share of $1.00 as compensation to the service provider from the Pre-IPO funding.

In February 2022 the Company issued 50,000 shares of common stock to a consultant for services.

F-13

[______] Shares of Common Stock

MGO Global Inc.

PROSPECTUS

    , 2022

Boustead Securities, LLC

Through and including     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in the listing, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM	13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq Stock Market LLC listing fee.

Amount
SEC registration fee	$
FINRA filing fee	$
NASDAQ listing fee		$50,000
Accountants’ fees and expenses	$
Legal fees and expenses	$
Printing and engraving expenses	$
Miscellaneous	$
Total expenses	$

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the General Company Law of the State of Delaware (“DGCL”) permits a Company to eliminate the personal liability of directors of a Company to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our charter provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a Company has the power to indemnify a director, officer, employee, or agent of the Company, or a person serving at the request of the Company for another Company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the Company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the Bylaws has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its board of directors (“Board”), legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

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In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since the Company's incorporation on November 30, 2021, the registrant has granted or issued the following securities of the registrant that were not registered under the Securities Act:

(a) Issuance of Capital Stock.

On December 6, 2021, the Company issued 8,818,000 shares of its common stock to the initial shareholders of the Company

On February 1, 2022, the Company issued 50,000 shares of its common stock to Isaac Khafif pursuant to a consulting agreement and amendments thereto.

From December 2021 to June 2022, the Company issued 2,000,000 shares of its common stock to accredited investors in a private placement offering.

The issuance of the capital stock in a private placement was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(b) Warrants.

In December 2021, the Company issued a total of 54,250 warrants for a period of five years at a price per share of $1.00.

(c) Option Grants.

None.

(d) Issuance of Notes.

None

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ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of MGO Global Inc.
3.2*	Bylaws of MGO Global Inc.
4.1**	Form of Representative's Warrant (included in Exhibit 1.1)
5.1**	Opinion of Carmel, Milazzo & Feil LLP as to the legality of the shares
10.1***	Trademark License Agreement between MGOTEAM 1 LLC and Leo Messi Management SL dated November 20, 2021
10.2 †**	[Form of 2022 Equity Incentive Plan]
14.1**	Code of Ethics and Business Conduct
21.1**	List of Subsidiaries
23.1**	Consent of [auditor]
23.4**	Consent of Carmel, Milazzo & Feil LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nominating and Corporate Governance Committee Charter
99.1**	Consent of [*] (director nominee)
99.2**	Consent of [*] (director nominee)
99.3**	Consent of [*] (director nominee)
107**	Exhibit Filing Fees

†	Executive compensation plan or arrangement.

*	Filed herewith.

**	To be filed by amendment.

***	To be filed by amendment and portions will be redacted.

(b)	Financial Statements Schedules.

No financial statement schedules are provided because the information called for is not applicable or not required or is shown in the financial statements or the notes thereto.

(c)	Filing Fee Table.

The Filing Fee Table and related disclosure is filed herewith as Exhibit 107.

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ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

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(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on [_], 2022.

MGO GLOBAL INC.

By:
Maximiliano Ojeda
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of MGO Global Inc. hereby severally constitute and appoint Maximiliano Ojeda with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman	[__], 2022
Maximiliano Ojeda	(Principal Executive Officer)

	Chief Financial Officer	[__], 2022
Martin Scott	(Principal Accounting Officer)

	Director	[__], 2022
Virginia Hilfiger

	Director	[__], 2022
Julian Groves

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